Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2013

The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated February 19, 2014, should be read in conjunction with IAMGOLD’s audited consolidated financial statements and related notes for December 31, 2013 thereto which appear elsewhere in this report. All figures in this MD&A are in U.S. dollars, unless stated otherwise. Additional information on IAMGOLD Corporation can be found at www.sedar.com or www.sec.gov. IAMGOLD’s securities trade on the Toronto and New York stock exchanges.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this MD&A, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this MD&A. For example, forward-looking statements contained in this MD&A are found under, but are not limited to being included under, the headings “2013 Summary”, “Reserves and Resources” “Outlook” and “Annual Updates”, and include, without limitation, statements with respect to: the Company’s guidance for production, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, niobium production and operating margin, capital expenditures, operations outlook, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan”, “suggest”, “guidance”, “outlook”, “potential”, “prospects”, “seek”, “targets”, “strategy” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, niobium, copper, silver or certain other commodities (such as diesel, aluminum and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form (“AIF”), filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The risks described in the AIF (filed and viewable on www.sedar.com and www.sec.gov/edgar.html, and available upon request from the Company) are hereby incorporated by reference into this MD&A.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

INDEX

About IAMGOLD	2

2013 Highlights	2

2013 Summary	3

Reserves and Resources	6

Outlook	7

Market Trends	8

Annual Updates

Operations	10

Development and Expansion Projects	17

Exploration	18

Quarterly Financial Review	21

Financial Condition

Impairment	21

Liquidity, Capital Resources and Investments	21

Market Risks	23

Shareholders’ Equity	24

Cash Flow	24

Disclosure Controls and Procedures and Internal Control over Financial Reporting	24

Critical Judgments, Estimates and Assumptions	25

Notes to Investors Regarding the Use of Resources	25

Future Accounting Policies	27

Risks and Uncertainties	27

Non-GAAP Performance Measures	31

ABOUT IAMGOLD

IAMGOLD is a mid-tier mining company with six operating gold mines on three continents and one of the world’s top three niobium mines. A solid base of strategic assets in Canada, South America and Africa is complemented by development and exploration projects, and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise. IAMGOLD (www.iamgold.com) is listed on the Toronto Stock Exchange (trading symbol “IMG”) and the New York Stock Exchange (trading symbol “IAG”).

IAMGOLD’s commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index1.

2013 HIGHLIGHTS

•	The Company surpassed the cost reduction target of $100 million by $25 million.

•	Within guidance, total cash costs[2,3] – gold mines[4] and all-in sustaining costs[2] – gold mines were $801 and $1,232 per ounce, respectively, for 2013.

•	As the Company focused on profitable ounces, attributable gold production, inclusive of joint venture operations, of 835,000 ounces for 2013 was up 5,000 ounces or 1% from 2012 and within 5% of guidance.

•	Exceeded guidance, niobium production of 5.3 million kilograms and niobium operating margin[2] of $18 per kilogram.

1	Jantzi Social Index (“JSI”). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies that pass a set of broadly based environmental, social and governance rating criteria.
2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
3	The total cash costs computation does not include Westwood pre-commercial production for the year ended December 31, 2013 of 73,000 ounces.
4	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Mouska, Sadiola and Yatela on an attributable basis.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

•	The Company reported after-tax impairment charges of $772.8 million, largely as a result of the lower short-term and long-term gold price assumptions related to Suriname, Essakane and the Doyon division. Refer to the financial condition section of the MD&A for further information on impairments.

•	To conserve cash and preserve liquidity, the Company suspended its dividend in December 2013 and retains cash, cash equivalents, and gold bullion (at market value) of $384.6 million and undrawn credit facilities of $750.0 million as at December 31, 2013.

•	Lowered general and administrative expenses by $7.4 million or 13% from 2012.

2013 SUMMARY

FINANCIAL

•	The gold price assumptions used in the most recent life of mine (“LOM”) plans declined significantly in the fourth quarter 2013. The decrease was the primary cause of impairment charges recorded by the Company against the carrying amount of goodwill and mining assets. After-tax impairment charges were recognized in the fourth quarter 2013 comprising of $290.6 million for Suriname, $335.1 million for Essakane, and $147.1 million for the Doyon division. Included in the impairment charges for Suriname and the Doyon division were goodwill write-downs of $168.4 million and $88.3 million, respectively.

•	Revenues for 2013 were $1,147.1 million, down $306.3 million or 21% from the prior year. Lower revenues were a result of lower gold sales volumes of 80,000 ounces ($134.7 million) and lower realized gold prices ($181.2 million), partially offset by higher niobium revenues ($9.1 million) and by-product credits and royalty income ($0.5 million). Revenues for the fourth quarter 2013 were $247.2 million, down $151.4 million or 38% from the same prior year period mainly due to lower gold sales volumes and lower realized gold prices.

•	Cost of sales for 2013 was $807.0 million, up $32.8 million or 4% from the prior year. The increase was a result of higher operating costs ($32.6 million) and higher depreciation expense ($19.5 million), partially offset by lower royalties due to lower realized gold prices ($19.3 million). Operating costs were higher primarily due to mine operating costs associated with Mouska ($43.3 million) and a non-current ore stockpile write-down at Essakane ($10.6 million), partially offset by lower operating costs at Rosebel, Essakane and Niobec. Cost of sales for the fourth quarter 2013 was down $14.0 million or 7% from the same prior year period mainly due to lower production volumes partially offset by higher depreciation.

•	Net losses attributable to equity holders for 2013 were $832.5 million or $2.21 per share, down $1,167.2 million from the prior year’s net earnings. The decrease mainly related to lower revenues and higher cost of sales as discussed above, after-tax impairment charges on goodwill and mining assets of ($772.8 million), higher share of net losses from associates and joint ventures ($114.1 million), impairment of investments ($45.0 million) and lower gains on sale of marketable securities ($24.7 million), partially offset by lower income taxes ($202.7 million) and lower exploration expenses ($38.8 million). Net losses attributable to equity holders for the fourth quarter 2013 were $840.3 million compared to a net profit of $84.6 million for the same prior year period. The decrease mainly related to the drivers discussed above.

•	Adjusted net earnings attributable to equity holders[1] for 2013 were $137.3 million ($0.36 per share1), down $178.3 million ($0.48 per share) from the prior year. Adjusted net earnings attributable to equity holders for the fourth quarter 2013 were $19.7 million ($0.05 per share), down $70.0 million ($0.19 per share) from the same prior year period.

•	Net cash from operating activities for 2013 was $246.3 million, down $169.0 million from the prior year. The decrease in net cash from operating activities was mainly due to lower revenues ($306.3 million), partially offset by lower exploration expenses ($38.8 million) and lower income taxes paid ($85.6 million). Net cash from operating activities for the fourth quarter 2013 was down $56.7 million from the same prior year period. The decrease mainly related to the drivers discussed above.

•	Net cash from operating activities before changes in working capital[1] for 2013 was $305.6 million ($0.81 per share1), down $168.8 million ($0.45 per share) from the prior year. Net cash from operating activities before changes in working capital for the fourth quarter 2013 was down $61.4 million from the same prior year period.

•	Cash, cash equivalents and gold bullion (at market value) was $384.6 million at December 31, 2013, down $636.0 million since December 31, 2012, mainly due to capital expenditures on mining assets ($636.9 million), dividend and interest paid ($130.7 million), a decrease in the market value of gold bullion ($61.0 million) and loans provided to related parties net of repayments ($47.7 million), partially offset by cash generated from operating activities ($246.3 million).

OPERATIONS

•	Regarding health and safety, the frequency of all types of serious injuries (measured as DART rate2) across IAMGOLD for 2013 was 1.01, compared to 1.08 for the prior year, representing a 6.5% improvement. Unfortunately, the Company reported the death of a local contractor at Rosebel during the third quarter 2013.

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
2	The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

GOLD

•	Mouska and Westwood, collectively, the Doyon division, produced a total of 136,000 ounces in 2013. During the fourth quarter, Mouska produced 15,000 ounces and Westwood produced 20,000 ounces. While the ore from the Mouska mine is in commercial production, the ore from Westwood is at pre-commercial levels. Rehabilitation of the zone impacted by the rockburst in August 2013 is on schedule, with access now being established in all of the affected sublevels.

•	Attributable gold production, inclusive of joint venture operations, for 2013 was 835,000 ounces, up 5,000 ounces or 1% from the prior year. Gold production was primarily higher due to increased production at Westwood (73,000 ounces) and Mouska (59,000 ounces). This was partially offset by lower ore tonnes mined due to pit sequencing combined with lower grades at Rosebel (46,000 ounces), lower grades as expected at Essakane (65,000 ounces), and lower grades at Sadiola (14,000 ounces). Attributable gold production, inclusive of joint venture operations, for the fourth quarter 2013 was down 19,000 ounces or 9% from the same prior year period mainly due to lower grades at Essakane and Rosebel partially offset by increased production at the Doyon division.

•	Attributable gold sales volume, inclusive of joint venture operations, for the 2013 was 740,000 ounces compared to attributable gold commercial production of 762,000 ounces. The variance of 22,000 ounces was mainly related to timing differences. Attributable gold sales volume, inclusive of joint venture operations, for the fourth quarter 2013 was down 59,000 ounces or 25% from the same prior year period mainly due to lower grades at Rosebel, Essakane and Sadiola.

•	Total cash costs[1,2] – gold mines[3] for 2013 were $801 per ounce, up 12% from the prior year. The increase was mainly due to the impact of lower grades and the increase in processing hard rock together with inflationary cost pressures across all sites. This was partially offset by the benefit from the Company’s cost reduction program. Total cash costs – gold mines for the fourth quarter 2013 were up $97 per ounce or 13% from the same prior year period mainly due to lower grades at Rosebel, Essakane and Sadiola.

•	All-in sustaining costs[1] – gold mines for 2013 were $1,232 per ounce sold, up 16% from the prior year. The increase is mainly for the reasons indicated above for total cash costs and due to the increase in sustaining capital expenditure spend to support the higher hard rock capacity levels at Rosebel and Essakane. All-in sustaining costs – gold mines for the fourth quarter 2013 were $1,242 per ounce sold, up 14% from the same prior year period. The increase is mainly for the reasons as discussed above for all-in sustaining costs for 2013.

•	All-in sustaining costs – total[4] for 2013 were $1,153 per ounce sold, up 9% from the same prior year period. This measure includes the impact of the Niobec mine’s operating margin[1] and its sustaining capital expenditures.

NIOBIUM

•	Niobium production for 2013 was 5.3 million kilograms, up 13% from the prior year. The operating margin per kilogram of niobium[1] for 2013 increased by 20% from the prior year to $18 per kilogram, as the operating costs benefited from increased production levels and the cost reduction program. For the fourth quarter 2013, niobium production was 33% higher than the same prior year period and the operating margin was $20 per kilogram or 33% higher mainly due to higher production and the continued benefit of the cost reduction program.

CORPORATE DEVELOPMENTS

•	In the first quarter 2013, before the drop in the gold price, the Company announced a $100 million cost reduction program. The Company’s objective was to reduce operating costs at sites by $54 million, exploration expenditures by $40 million and corporate general and administrative costs by $6 million. The Company achieved savings of $125 million of which sites realized $75 million, exploration realized $41 million and corporate general and adminstration realized $9 million.

LIQUIDITY PLANNING

•	Changes in the market price of gold significantly impact the Company’s liquidity. In 2013, the Company suspended the dividend to conserve cash, and reduced costs by $125 million.

•	In 2014, the Company plans to look for further opportunities to reduce costs and improve the efficiency of its business processes and systems. The Company plans to monetize a portion of the non-cash items within working capital, such as supplies and consumables inventory. The Company will also focus on optimizing its asset portfolio through the further evaluation of LOM plans and the efficient allocation of capital and human resources. The undrawn credit facility of $750 million remains accessible to the Company.

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
2	The total cash costs computation does not include Westwood pre-commercial production for the three months and year ended December 31, 2013 of 20,000 and 73,000 ounces, respectively.
3	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Mouska, Sadiola and Yatela on an attributable basis.
4	Total, as used with all-in sustaining costs, includes the impact of niobium contribution, defined as the Niobec mine’s operating margin and sustaining capital, on a per gold ounce sold basis. Refer to the all-in sustaining cost table on page 11.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

Summary of Financial and Operating Results

	Three months ended December 31,			Years ended December 31,
	2013	Change	2012[1]	2013	Change	2012[1]
Financial Results ($ millions, except where noted)
Revenues	$247.2	(38%)	$398.6	$1,147.1	(21%)	$1,453.4
Cost of sales	$196.1	(7%)	$210.1	$807.0	4%	$774.2
Earnings from mining operations[2]	$51.1	(73%)	$188.5	$340.1	(50%)	$679.2

Net earnings (losses) attributable to equity holders of IAMGOLD	$(840.3)	(1,093%)	$84.6	$(832.5)	(349%)	$334.7
Net earnings (losses) per share ($/share)	$(2.23)	(1,114%)	$0.22	$(2.21)	(348%)	$0.89

Adjusted net earnings attributable to equity holders of IAMGOLD[2]	$19.7	(78%)	$89.8	$137.3	(56%)	$315.6
Adjusted net earnings per share[2] ($/share)	$0.05	(79%)	$0.24	$0.36	(57%)	$0.84

Net cash from operating activities	$44.0	(56%)	$100.7	$246.3	(41%)	$415.3
Net cash from operating activities before changes in working capital[2]	$54.7	(53%)	$116.1	$305.6	(36%)	$474.4
Net cash from operating activities before changes in working capital ($/share)[2]	$0.15	(52%)	$0.31	$0.81	(36%)	$1.26

Key Operating Statistics
Gold sales - attributable (000s oz)	173	(25%)	232	740	(11%)	827
Gold commercial production - attributable (000s oz)	175	(18%)	214	762	(8%)	830
Gold production - attributable (000s oz)[3]	195	(9%)	214	835	1%	830

Average realized gold price[2] ($/oz)	$1,273	(25%)	$1,704	$1,399	(16%)	$1,667
Total cash costs[2,4,5] - gold mines[7] ($/oz)	$828	13%	$731	$801	12%	$715
Gold margin[2] ($/oz)	$445	(54%)	$973	$598	(37%)	$952

All-in sustaining costs[2,6] - gold mines ($/oz)	$1,242	14%	$1,090	$1,232	16%	$1,064
All-in sustaining costs - total[8] ($/oz)	$1,125	3%	$1,087	$1,153	9%	$1,054

Niobium production (millions of kg Nb)	1.6	33%	1.2	5.3	13%	4.7
Niobium sales (millions of kg Nb)	1.3	18%	1.1	4.9	4%	4.7
Operating margin[2] ($/kg Nb)	$20	33%	$15	$18	20%	$15

Financial Position ($ millions)	December 31, 2013	Change	December 31, 2012[1]
Cash, cash equivalents, and gold bullion
at market value	$384.6	(62%)	$1,020.6
at cost	$319.2	(64%)	$894.2
Total assets	$4,190.4	(21%)	$5,295.6
Long-term debt	$640.3	0%	$638.8
Available credit facilities	$750.0	0%	$750.0

1	Refer to note 4(b) of the consolidated financial statements.
2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
3	Balances related to 2013 include Westwood pre-commercial production for the three months and year ended December 31, 2013 of 20,000 and 73,000 ounces, respectively.
4	The total cash costs computation does not include Westwood pre-commercial production for the three months and year ended December 31, 2013 of 20,000 and 73,000 ounces, respectively.
5	By-product credits are included in the calculation of total cash costs. Excluding these credits increases total cash costs – gold mines by $2 per ounce for the years ended December 31, 2013 and 2012 and $2 per ounce for the three months ended December 31, 2013 and 2012.
6	By-product credits are included in the calculation of all-in sustaining costs – gold mines. Refer to non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
7	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Mouska, Sadiola and Yatela on an attributable basis.
8	Total, as used with all-in sustaining costs, includes the impact of niobium contribution, defined as the Niobec mine’s operating margin and sustaining capital, on a per gold ounce sold basis. Refer to the all-in sustaining costs table on page 11.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

RESERVES AND RESOURCES

IAMGOLD’s Share	2013	Change	2012
Gold (000s attributable oz contained)
Total proven and probable mineral reserves	10,127	(11%)	11,327
Total measured and indicated mineral resources[1,2]	23,408	4%	22,603
Total inferred resources	6,299	3%	6,093

Niobium (millions of kg Nb2O5 contained)
Proven and probable reserves[4,5,6]	1,707	(3%)	1,768
Measured and indicated resources[1,2,3,4,5]	2,653	3%	2,563
Inferred resources[6]	229	(13%)	263

Total Rare Earth Oxides (“TREO”) (millions of kg TREO contained)
Indicated resources[7]	8,730	0%	8,730
Inferred resources[7]	9,652	0%	9,652

1	Measured and indicated gold resources are inclusive of proven and probable reserves.
2	In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserves estimations, but are deemed to have a reasonable prospect of economic extraction.
3	Measured and indicated niobium resources are inclusive of probable reserves.
4	Mineral reserves have been estimated based on a Technical Report (NI 43-101) prepared in December 2013, using a block caving scenario using $45 per kilogram of Niobium and include dilution material. Mineral resources have been estimated using a cutoff of 0.20% Nb2O5 per tonne (before recovery) under the block caving scenario.
5	There is a large volume of the material within the planned block caving that has a measured resource classification. However, due to the uncertainty associated with estimating material movement within the cave, a probable classification has been applied to the reserve.
6	A small amount of inferred and unclassified mineral resource material will be mined from the block caving scenario and segregation of the material is not possible. For the purpose of estimating the mineral reserves, which by the Canadian Institute of Mining (“CIM”), Metallurgy and Petroleum definitions include diluting materials, tonnage of this inferred and unclassified material have been included. This material is considered to be mineralized dilution, which will be included in the mineral reserve estimate and within the production plan.
7	The indicated and inferred resources are presented on a contained basis (“in situ”) using a 0.5% TREO cutoff grade and unconstrained by whittle shell or mining design.

Assumptions used to determine reserves and resources are as follows:

	2013		2012
Weighted average gold price used for:
Gold reserves ($/oz)	1,357	[1]	1,263	[3]
Gold resources ($/oz)	1,540	[2]	1,584	[4]

Niobium:
Sale price ($/kg Nb)	45.00		45.00
Foreign exchange rate (C$/US$):	1.10		1.05

1	Mineral reserves have been estimated at December 31, 2013, using a gold price of $1,400 per ounce for the Westwood mine, Rosebel mine and Essakane mine, $1,100 per ounce for the Sadiola mine and $1,300 per ounce for the Mouska mine.
2	Mineral resources have been estimated at December 31, 2013, using a gold price of $1,300 per ounce for the Mouska mine with a foreign exchange rate of 1.10C$/U.S.$, $1,600 per ounce for the Sadiola mine, Yatela mine, Doyon mine and Côté Gold, and $1,500 per ounce for the Rosebel mine, Essakane mine and Boto project. A cut-off of 6 g/t Au over a minimum thickness of 2 metres was used for the Westwood mine.
3	Mineral reserves have been estimated at December 31, 2012 using a gold price of $1,400 per ounce for the Mouska mine, Doyon mine, Westwood mine and Essakane mine, $1,185 per ounce for the Sadiola mine, $1,300 per ounce for the Yatela mine and $1,200 per ounce for the Rosebel mine.
4	Mineral resources have been estimated at December 31, 2012, using a gold price of $1,600 per ounce for the Doyon mine, Mouska mine and Côté Gold with a foreign exchange rate of 1.05C$/U.S.$ and Essakane mine, $2,000 per ounce for the Sadiola mine, $1,400 per ounce for the Rosebel mine and Westwood mine and $1,300 per ounce for the Yatela mine. A cut-off of 6 g/t Au over a minimum thickness of 2 metres was used for the Westwood mine.

During 2013, reserves and resources changed as follows:

•

Total attributable proven and probable gold reserves decreased by 11% or 1.2 million ounces (net of depletion) to 10.1 million ounces of gold at the end of 2013 mainly due to mining parameter change reflecting harder rock operations at Rosebel (1.4 million ounces) and change in gold price assumptions used at Sadiola (0.7 million ounces), partially offset by positive drilling results at Essakane (0.8 million ounces). The weighted average gold price assumption used to determine mineral reserves as at December 31, 2013 was $1,357 per ounce compared to $1,263 per ounce as at December 31, 2012. The weighted average gold price assumption as at

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

December 31, 2012 was lower than what would be expected given that its calculation included a gold price assumption for Rosebel of $1,200, which was unchanged from December 31, 2011 since the mine’s reserves were in the process of being reviewed and updated as part of the feasibility study that was underway.

•	Total attributable measured and indicated gold resources (inclusive of reserves) increased by 4% or 0.8 million ounces at 23.4 million ounces of gold at the end of 2013 mainly due to resources addition from the Boto project (1.1 million ounces) and positive drilling results at Essakane (0.6 million ounces), partially offset by mining parameter change reflecting harder rock operations at Rosebel (0.3 million ounces) and change in gold price assumptions used at Sadiola (0.5 million ounces).

•	The niobium probable mineral reserves have decreased by 3% to 1,707 million kilograms of contained Nb2O5 based on the block caving scenario.

•	Niobium measured and indicated resources have increased by 3% to 2.7 billion kilograms of contained Nb2O5 compared to the prior year.

OUTLOOK

IAMGOLD Full Year Guidance	2014
Rosebel (000s oz)	330 - 350
Essakane (000s oz)	315 - 330
Doyon division[1] (000s oz)	100 - 120

Total owner-operated production (000s oz)	745 - 800
Joint ventures (000s oz)	90 - 100

Total attributable production (000s oz)	835 - 900

Total cash costs[2,3] - owner-operator ($/oz)	$790 - $830
Total cash costs - gold mines[4] ($/oz)	$825 - $875

All-in sustaining costs[2] - owner-operator ($/oz)	$1,100 - $1,200
All-in sustaining costs - gold mines[4] ($/oz)	$1,150 - $1,250
All-in sustaining costs - total[5] ($/oz)	$1,080 - $1,185

Niobec production (millions of kg Nb)	4.7 - 5.1
Niobec operating margin[2] ($/kg Nb)	$15 - $17

1	Doyon division production of 100,000 to 120,000 ounces includes Westwood pre-commercial production. Associated contribution will be recorded against its mining assets in the consolidated balance sheets.
2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
3	The total cash costs computation does not include Westwood pre-commercial production.
4	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Mouska, Westwood (after commencement of commercial production), Sadiola and Yatela on an attributable basis.
5	Total, as used with all-in sustaining costs, includes the impact of niobium contribution, defined as the Niobec mine’s operating margin and sustaining capital, on a per gold ounce sold basis.

GOLD PRODUCTION AND CASH COSTS

IAMGOLD expects 2014 attributable gold production to be in the range of 835,000 to 900,000 ounces. This reflects the ramp-up in production at Westwood, post expansion ramp-up at Essakane and lower production at the joint venture operations as Yatela comes close to the end of its mine life. Production is expected to build throughout the year starting with a range of between 175,000 and 195,000 ounces in the first quarter. Total cash costs – gold mines for 2014 are expected to be within the range of $825 to $875 an ounce. This considers inflation and transition to harder ore at the Company’s mature mines. The growing proportion of harder ore at Rosebel and Essakane is expected to drive up stripping ratios and labour costs, and exert a greater demand on crushing and grinding capacity, which in turn increases energy consumption and the use of reagents.

ESSAKANE

The plant expansion at Essakane to accommodate an increasing proportion of hard rock was completed on time at the end of 2013 and is forecasted to come in under budget. The commissioning is expected to be complete by the end of the first quarter 2014. The Company expects production to increase by approximately 25% in 2014 as the new processing line will be processing higher grade hard rock. In 2013, ore grades were 10%-15% lower than the LOM average, mainly due to the processing of lower grade, softer ore stockpiled in prior years. The expected increase in grades in 2014 will help to mitigate the impact of the higher energy consumption required to treat harder ore. The Company is exploring opportunities to reduce the power costs, including connecting to the national power grid in Ouagadougou.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

DOYON DIVISION

The Westwood mine is expected to commence commercial production in the third quarter of 2014. The contribution from the gold produced in the first half of 2014 will be applied as a credit against mining assets in the consolidated balance sheet. This will lower net cash from operating activities and lower net cash used in investing activities.

Close to 80% of gold production in 2014 at the Doyon division is expected in the second half of the year. Mouska’s production will be limited in preparation for closure by the end of the first quarter 2014. As a result, production from the Doyon division will be marginal in the first half of 2014. The Company’s outlook for 2014 for the Doyon division is expected to range between 100,000 and 120,000 ounces, with a ramp-up of the Westwood mine to full capacity expected by the end of 2016.

NIOBIUM PRODUCTION AND OPERATING MARGIN

The Company expects to produce between 4.7 million and 5.1 million kilograms of niobium in 2014 at an operating margin1 of between $15 and $17 a kilogram.

EFFECTIVE TAX RATE

The effective tax rate in 2014 is expected to be about 50% compared to the adjusted effective tax rate of 38% in 2013. The higher rate is primarily attributable to certain costs in various jurisdictions that provide limited tax deductions and in times of shrinking margins have a greater impact on the effective tax rate than in the prior year.

CAPITAL EXPENDITURES OUTLOOK2

The Company is forecasting capital expenditures of $400 million ± 5% in 2014. This represents an approximate 40% reduction from 2013 mainly reflecting the completion of the Essakane expansion. The timing of capital spending related to the Niobec expansion will be tied to the completion of ongoing work to assess a phased development approach.

($ millions)	Sustaining	Development/ Expansion	Total
Owner-operator
Rosebel	$70	$30	$100
Essakane	80	25	105
Westwood	35	55	90

	185	110	295
Niobec	20	50	70
Côté Gold	—	15	15

Total owner-operator	205	175	380
Joint venture - Sadiola[3]	10	10	20

Total (±5%)	$215	$185	$400

Depreciation expense is expected to increase in 2014 compared to 2013 with the commencement of commercial production at the Westwood mine, higher amortization of capitalized stripping costs at Essakane, and the completion of the Essakane plant expansion. Depreciation expense is expected to be in the range of $225 million to $235 million.

The outlook is based on 2014 full year assumptions for average realized gold price of $1,300 per ounce, Canadian $/U.S.$ exchange rate of 1.05, U.S.$/€ exchange rate of 1.30 and average crude oil price of $95 per barrel.

MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS

Events and conditions in the global financial markets impact gold prices, commodity prices, interest rates and currency rates. These conditions and market volatilities may have a positive or negative impact on the Company’s revenues, operating costs, project development expenditures and project planning.

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
2	Capitalized borrowing costs are not included.
3	Attributable capital expenditures of $20 million include sustaining capital expenditures and existing commitments related to the ordering of long lead items in 2012 for the Sadiola sulphide project.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

GOLD MARKET

The market price of gold, which is a variable outside of the Company’s control, is a significant driver of its financial performance. In 2013, the gold price continued to display considerable volatility with spot daily closings between $1,192 and $1,694 per ounce (2012: between $1,540 and $1,792 per ounce) from the London Bullion Market Association.

	Years ended December 31,
	2013	Change	2012
Average market gold price ($/oz)	$1,411	(15%)	$1,669
Average realized gold price[1] ($/oz)	$1,399	(16%)	$1,667
Closing market gold price ($/oz)	$1,205	(27%)	$1,658

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

As a result of the decline in the market price of gold, the Company’s assumptions of the short-term and long-term gold price were lowered in the fourth quarter 2013. This decrease was the primary factor resulting in the Company recording impairment charges. Refer the financial condition section of the MD&A for more information on impairments.

NIOBIUM MARKET

Niobec is one of three significant producers of ferroniobium in the world, with a market share of approximately 10% in 2013. The largest producer in the niobium market is a Brazilian producer whose dominant market position can impact market dynamics. Demand for niobium is largely tied to the steel industry. World steel production in 2013 was 3% higher than 2012 due to surging production in China. Niobium demand, however, was down slightly from the prior year due to the slowdown in steel demand in developed countries. The average realized sales price was marginally higher in 2013 when compared to the average realized sales price in the prior year.

Niobium is a scarce metal used mainly in the production of high strength, low alloy steel. In addition to strengthening the steel, it lightens the weight, enhances flexibility, improves durability and reduces costs. Steel containing niobium has many attractive properties, making it highly desirable for manufacturing automobiles, pipelines, cranes, bridges and other structures designed to handle large amounts of stress.

CURRENCY

The Company’s reporting and functional currency is the U.S. dollar. Movement in the Canadian dollar against the U.S. dollar has a direct impact on the Company’s Canadian mining activities and the corporate office cost base. International operations are also exposed to fluctuation in currency exchange rates. Currencies continued to experience volatility relative to the U.S. dollar in 2013. The key currencies to which the Company is exposed are the Canadian dollar and the Euro.

	Years ended December 31,
	2013	2012
Average rates
Canadian $/U.S.$	1.0299	0.9993
U.S.$/€	1.3285	1.2858

Closing rates
Canadian $/U.S.$	1.0636	0.9949
U.S.$/€	1.3779	1.3185

In 2014, the Company will have Canadian dollar requirements due to the expenditures required for Westwood, the Côté Gold project and Niobec. In addition, the Company will continue to have Euro requirements due to capital and operating expenditures related to the Essakane mine in Burkina Faso. The Company hedges a portion of currency exposure through forward and option contracts to mitigate the impact of the volatility in the exchange rates of these currencies. In 2014, the Company will, on an ongoing basis, update its hedging strategy, which is designed to meet its currency requirements by mitigating the volatility of movement in the exchange rate of foreign currencies.

Refer to financial condition – market risks section for more information.

OIL PRICE

The Company’s operations and projects expect to consume approximately 1.5 million barrels of fuel in 2014. In 2013, the oil price displayed volatility with spot daily closings between $87 and $111 per barrel.

	Years ended December 31,
	2013	2012
Average market oil price ($/barrel)	$98	$94
Closing market oil price ($/barrel)	$98	$92

Refer to financial condition – market risks section for more information.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

SENSITIVITY IMPACT

The following table provides estimated sensitivities around certain inputs, excluding the impact of the Company’s hedging program that can affect the Company’s operating results, assuming expected 2014 production levels.

		Annualized impact on	Annualized impact on
		Total Cash Costs[1] -	All-in Sustaining Costs[1] -
	Change of	Gold Mines by $/oz	Gold Mines by $/oz
Gold price[2]	$100/oz	$5/oz	$5/oz
Oil price	$10/barrel	$14/oz	$14/oz
Canadian $/U.S.$	$0.10	$11/oz	$20/oz
U.S.$/€	$0.10	$11/oz	$12/oz

ANNUAL UPDATES

OPERATIONS

The table below presents the total ounces of gold sold and the average realized gold price per ounce.

	Gold Sales[3] (000s oz)		Average Realized Gold Price[1] ($/oz)
	Years ended December 31,		Years ended December 31,
	2013	2012	2013	2012
Owner-operator (100%)	671	751	$1,397	$1,667
Joint ventures[4]	113	130	$1,413	$1,666

Total	784	881	$1,399	$1,667

The table below presents the gold production attributable to the Company along with the weighted average total cash cost per ounce of production.

	Gold Production (000s oz)		Total Cash Costs[1,6] ($/oz)
	Years ended December 31,		Years ended December 31,
	2013	2012	2013	2012
Owner-operator
Rosebel (95%)	336	382	$718	$671
Essakane (90%)	250	315	753	603
Doyon division[5] (100%)	63	4	832	137

	649	701	743	637

Joint ventures
Sadiola (41%)	86	100	1,101	1,076
Yatela (40%)	27	29	1,243	1,337

	113	129	1,136	1,134

Total commercial operations	762	830	801	715

Doyon division[5] (100%)	73	—	—	—

	835	830	801	715

Cash costs[1], excluding royalties			729	624
Royalties			72	91

Total cash costs[6]			$801	$715

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
2	Gold price sensitivities relates to royalty cost arrangements of the Company, which are included in total cash costs and all-in sustaining costs.
3	Attributable sales volume for the years ended December 31, 2013 and 2012 was 740,000 and 827,000 ounces, respectively, after taking into account 95% of the Rosebel sales and 90% of the Essakane sales.
4	Attributable sales of Sadiola (41%) and Yatela (40%).
5	In 2012, the Mouska mine, as planned, did not produce gold other than marginal gold derived from the mill clean-up process. In 2013, the Westwood mill began processing Mouska ore. While the ore from Mouska is commercial production, the ore from Westwood is at pre-commercial levels. Until Westwood achieves commercial production, the Westwood contribution from ounces sold will be netted against capital expenditures.
6	The total cash costs computation does not include Westwood pre-commercial production for the year ended December 31, 2013 of 73,000 ounces.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

	All-in Sustaining Costs[1] ($/oz)
	Years ended December 31,
	2013	2012
Owner-operator
Rosebel (95%)	$1,063	$884
Essakane (90%)	1,177	937
Doyon division ion (100%)	889	1,059

All-in sustaining costs - owner-operator	1,174	998

Joint ventures
Sadiola (41%)	1,476	1,300
Yatela (40%)	1,789	1,849

All-in sustaining costs - gold mines[2]	1,232	1,064
Niobium contribution[3]	(79)	(10)

All-in sustaining costs - total[4]	$1,153	$1,054

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
2	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Mouska, Sadiola and Yatela on an attributable basis.
3	Niobium contribution consists of Niobec mine’s operating margin and sustaining capital on a per gold ounce sold basis.
4	By-product credits are included in the calculation of this measure; refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

CAPITAL EXPENDITURES1

Ended December 31, 2013	Three months			Year
($ millions)	Sustaining	Development/ Expansion	Total	Sustaining	Development/ Expansion	Total
Gold segments
Rosebel[2]	$34.0	$2.1	$36.1	$115.6	$18.0	$133.6
Essakane[2]	26.4	30.0	56.4	114.9	171.0	285.9
Westwood	—	15.4	15.4	—	118.1	118.1

Total gold segments	60.4	47.5	107.9	230.5	307.1	537.6
Niobec	5.8	9.7	15.5	30.8	44.1	74.9
Corporate and other	1.2	—	1.2	4.9	—	4.9

Total capital expenditures, consolidated	67.4	57.2	124.6	266.2	351.2	617.4
Joint ventures[3]	3.3	3.5	6.8	33.1	18.1	51.2

	$70.7	$60.7	$131.4	$299.3	$369.3	$668.6

1	Capitalized borrowing costs are not included.
2	On an attributable basis, Rosebel (95%) and Essakane (90%) sustaining capital expenditures are $32.3 million and $23.8 million, respectively, for the three months ended December 31, 2013 and $109.8 million and $103.4 million, respectively, for the year ended December 31, 2013.
3	Attributable capital expenditures of Sadiola (41%) and Yatela (40%).

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

Suriname – Rosebel Mine (IAMGOLD interest – 95%)

Summarized Results 100% Basis, unless otherwise stated

	Years ended December 31,
	2013	Change	2012
Mine operating statistics
Ore mined (000s t)	13,508	(4%)	14,084
Total operating material mined[1] (000s t)	48,711	(12%)	55,165
Capital waste mined (000s t)	12,615	532%	1,996
Strip ratio[2]	3.5	13%	3.1
Ore milled (000s t)	12,349	(4%)	12,817
Head grade (g/t)	0.94	(8%)	1.02
Recovery (%)	95	(1%)	96
Gold production - 100% (000s oz)	354	(12%)	402
Attributable gold production - 95% (000s oz)	336	(12%)	382
Gold sales - 100% (000s oz)	342	(13%)	393

Performance measures
Average realized gold price[3] ($/oz)	$1,400	(16%)	$1,666
All-in sustaining costs[3] ($/oz)	$1,063	20%	$884
Cash costs[3] excluding royalties ($/oz)	$639	11%	$576
Royalties ($/oz)	$79	(17%)	$95
Total cash costs[3] ($/oz)	$718	7%	$671

1	Total operating material mined includes ore mined and expensed waste material mined and excludes capital waste mined.
2	Strip ratio is calculated as capital waste and expensed waste material mined divided by ore mined.
3	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

Gold production for 2013 was 12% lower than the prior year primarily as a result of the impact of lower grades and pit sequencing. Total mine production increased 7% from the prior year as the expanded mining fleet was put into production. Gold sales were lower compared to the prior year due to lower grades and timing differences between production and sales in 2013.

Total cash costs per ounce produced were 7% higher compared to the prior year. The increase in total cash costs was mainly due to increased labour costs, higher fuel costs from longer hauls and higher consumables, partially offset by lower realized power rates resulting from updated contract parameters. All-in sustaining costs per ounce sold during the current year were 20% higher compared to the prior year mainly due to higher cash costs and sustaining capital expenditure spend, as well as the lower sales volume. Sustaining capital expenditures for 2013 were $115.6 million, an increase of $43.7 million from the prior year primarily due to higher spending on mining equipment and capitalized stripping partially offset by lower resource development expenditures.

During 2013, sustaining capital expenditures of $115.6 million included mining equipment ($31.9 million), pit optimization ($5.6 million), tailings dam expansion ($6.9 million), capitalized stripping costs ($28.9 million), resource development ($11.7 million), capital spares ($13.8 million), mill optimization ($4.9 million) and various other sustaining capital ($11.9 million).

Outlook

Rosebel’s attributable production in 2014 is expected to be between 330,000 and 350,000 ounces. The mine is expected to process more hard and transitional rock at lower recovery rates compared to 2013. Capital expenditures are expected to be approximately $100.0 million, which include sustaining capital of $70.0 million and expansion capital of $30.0 million. Sustaining capital includes mine equipment and other capital expenditures to sustain the operation ($40.0 million), tailings dam construction ($15.0 million) and capitalized stripping ($15.0 million). The expansion capital includes the tailings dam expansion ($15.0 million) and the construction of a solar plant ($12.0 - 14.0 million).

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

Burkina Faso – Essakane Mine (IAMGOLD interest — 90%)

Summarized Results 100% Basis, unless otherwise stated

	Years ended December 31,
	2013	Change	2012
Mine operating statistics
Ore mined (000s t)	11,869	24%	9,562
Total operating material mined[1] (000s t)	13,031	11%	11,739
Capital waste mined (000s t)	32,101	30%	24,614
Strip ratio[2]	2.8	0%	2.8
Ore milled (000s t)	10,613	(1%)	10,762
Head grade (g/t)	0.89	(19%)	1.10
Recovery (%)	92	0%	92
Gold production - 100% (000s oz)	277	(21%)	350
Attributable gold production - 90% (000s oz)	250	(21%)	315
Gold sales - 100% (000s oz)	270	(23%)	351

Performance measures
Average realized gold price[3] ($/oz)	$1,408	(16%)	$1,668
All-in sustaining costs[3] ($/oz)	$1,177	26%	$937
Cash costs[3] excluding royalties ($/oz)	$687	32%	$520
Royalties ($/oz)	$66	(20%)	$83
Total cash costs[3] ($/oz)	$753	25%	$603

1	Total operating material mined includes ore mined and expensed waste material mined and excludes capital waste mined.
2	Strip ratio is calculated as capital waste and expensed waste material mined divided by ore mined.
3	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

Gold production for 2013 was 21% lower than the prior year as a result of lower grades. During 2013, stripping activities continued as part of Phase 2 of the push-back of the main pit.

Total cash costs per ounce produced during 2013 were 25% higher compared to the prior year mainly due to the impact of lower grades, higher energy prices and consumption and upward pressure on consumable prices. All-in sustaining costs per ounce sold during the current year were 26% higher compared to the prior year mainly due to higher total cash costs and sustaining capital expenditures. Sustaining capital expenditures for 2013 were $114.9 million, an increase of $4.9 million from the prior year. The increase is primarily due to higher capitalized stripping partially offset by lower spending on mining equipment and resource development.

During 2013, sustaining capital expenditures of $114.9 million included capitalized stripping costs ($78.6 million), resource development ($8.3 million), mining equipment ($17.9 million) and various other sustaining capital expenditures ($10.1 million).

Outlook

Essakane’s attributable production in 2014 is expected to be between 315,000 and 330,000 ounces. With completion of the expansion at the end of 2013 and commissioning expected to be complete by the end of the first quarter 2014, the site is expected to ramp-up production and process more hard and transitional rock in the second half of the year. Capital expenditures are expected to be approximately $105.0 million in total, which includes sustaining capital of $80.0 million, and expansion capital of $25.0 million. Sustaining capital includes capitalized stripping ($55.0 million), mine equipment and other capital expenditures to sustain the operations ($25.0 million). Expansion capital includes the river diversion project ($10.0 million) and the remaining plant expansion expenditures ($15.0 million).

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

Canada – Doyon Division (IAMGOLD interest – 100%)

Summarized Results

	Years ended December 31,
	2013	Change	2012
Mouska operating statistics
Ore mined (000s t)	76	7%	71
Ore milled (000s t)	150	100%	—
Head grade (g/t)	14.39	100%	—
Recovery (%)	92	100%	—
Gold production - 100% (000s oz)	63	1,475%	4
Gold sales - 100% (000s oz)	59	743%	7

Mouska performance measures
Average realized gold price[1] ($/oz)	$1,330	(21%)	$1,678
All-in sustaining costs[1] ($/oz)	$889	(16%)	$1,059
Cash costs[1] excluding royalties ($/oz)	$802	702%	$100
Royalties ($/oz)	$30	(19%)	$37
Total cash costs[1] ($/oz)	$832	507%	$137

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

Ore from the Mouska mine was processed in batches throughout the year to deplete the remaining ore stockpiles. Gold production and sales increased compared to the prior year as a result of limited gold production in 2012 as the only ounces produced in 2012 were from the mill clean-up process. Total cash costs of $832 per ounce and all-in sustaining costs of $889 per ounce were not comparable to the prior year, when ore was being stockpiled during the refurbishment of the mill.

	Years ended December 31,
	2013	Change	2012
Westwood operating statistics
Ore mined (000s t)	233	171%	86
Ore milled (000s t)	326	100%	—
Head grade (g/t)	7.45	100%	—
Recovery (%)	94	100%	—
Pre-commercial gold production - 100% (000s oz)	73	100%	—
Pre-commercial gold sales - 100% (000s oz)	66	100%	—

Pre-commercial gold production from the Westwood mine was 73,000 ounces during 2013. The resulting sales of 66,000 ounces and the related costs were netted against capital expenditures. Ore mined at Westwood increased from the prior year as ore was being stockpiled during the construction phase. There was no milling activity in the prior year as a result of the refurbishment of the mill. Performance measures for the Westwood mine are not presented as it is not yet in commercial production.

Outlook

Close to 80% of gold production in 2014 at the Doyon division is expected in the second half of the year. As a result, production from the Doyon division will be marginal in the first half of 2014 as Mouska`s production will be limited in preparation for closure by the end of the first quarter 2014. The Company’s production outlook for 2014 for the Doyon division is expected to range between 100,000 and 120,000 ounces, with a ramp-up of the Westwood mine to full capacity by the end of 2016.

Capital expenditures at Westwood are expected to be approximately $90.0 million. Sustaining capital ($35.0 million) includes expenditures after the commencement of commercial production. Development capital ($55.0 million) relates to underground development, pre-commercial production costs and underground equipment primarily in the first half of 2014. Until the Westwood mine achieves commercial production, the contribution from the gold sold will be applied as a credit against capital expenditures.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

Mali – Sadiola Mine (IAMGOLD interest – 41%)

Summarized Results 41% Basis

	Years ended December 31,
	2013	Change	2012
Mine operating statistics
Ore mined (000s t)	925	(20%)	1,155
Total operating material mined[1] (000s t)	8,257	(15%)	9,703
Capital waste mined (000s t)	5,087	45%	3,506
Strip ratio[2]	13.4	29%	10.4
Ore milled (000s t)	1,991	5%	1,902
Head grade (g/t)	1.38	(23%)	1.80
Recovery (%)	91	2%	89
Attributable gold production - (000s oz)	86	(14%)	100
Attributable gold sales - (000s oz)	86	(15%)	101

Performance measures
Average realized gold price[3] ($/oz)	$1,404	(16%)	$1,664
All-in sustaining costs[3] ($/oz)	$1,476	14%	$1,300
Cash costs[3] excluding royalties ($/oz)	$1,017	4%	$975
Royalties ($/oz)	$84	(17%)	$101
Total cash costs[3] ($/oz)	$1,101	2%	$1,076

1	Total operating material mined includes ore mined and expensed waste material mined and excludes capital waste mined.
2	Strip ratio is calculated as capital waste and expensed waste material mined divided by ore mined.
3	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

Attributable gold production for 2013 was 14% lower compared to the prior year, driven by lower grades and partially offset by higher throughput and recoveries.

Total cash costs per ounce produced were 2% higher compared to the prior year, mainly as a result of lower production. Royalties were lower as a result of lower average realized gold prices. All-in sustaining costs per ounce sold were 14% higher compared to the prior year mainly due to higher cash costs and sustaining capital expenditure spend.

During 2013, attributable sustaining capital expenditures were $30.1 million and consisted of spending on capitalized stripping ($22.1 million) and various other sustaining capital ($8.0 million).

Outlook

Attributable capital expenditures of $20.0 million include sustaining capital expenditures and existing commitments related to the ordering of long lead items in 2012 for the Sadiola sulphide project.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

Mali – Yatela Mine (IAMGOLD interest – 40%)

Summarized Results 40% Basis

	Years ended December 31,
	2013	Change	2012
Mine operating statistics
Ore mined (000s t)	133	(79%)	639
Total operating material mined[1] (000s t)	3,469	(58%)	8,277
Strip ratio[2]	25.1	109%	12.0
Ore milled (000s t)	1,026	(6%)	1,090
Head grade (g/t)	0.93	(14%)	1.08
Attributable gold stacked (000s oz)	31	(11%)	35
Attributable gold production (000s oz)	27	(7%)	29
Attributable gold sales (000s oz)	27	(7%)	29

Performance measures
Average realized gold price[3] ($/oz)	$1,439	(14%)	$1,676
All-in sustaining costs[3] ($/oz)	$1,789	(3%)	$1,849
Cash costs[3] excluding royalties ($/oz)	$1,156	(7%)	$1,238
Royalties ($/oz)	$87	(12%)	$99
Total cash costs[3] ($/oz)	$1,243	(7%)	$1,337

1	Total operating material mined includes ore mined and expensed waste material mined.
2	Strip ratio is calculated as expensed waste material mined divided by ore mined.
3	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

Mining activities were suspended at Yatela on September 30, 2013. The decision to halt mining activities at Yatela was the result of a combination of factors including miner safety in the pit, the drop in gold price and rising costs. However, the processing of the ore previously mined will continue until the end of 2016.

Attributable gold production for 2013 was 7% lower than the prior year. Total operating material mined was 58% lower than the prior year as the mine reached the end of life earlier than anticipated.

Total cash costs per ounce produced in 2013 were 7% lower compared to the prior year due to lower contractor costs and the impact of impairments on inventories, which have reduced the cost of gold produced. The 12% decrease in royalties reflected the lower average realized gold prices. All-in sustaining costs per ounce sold were 3% lower compared to the prior year mainly due to lower cash costs as noted above, partially offset by the inclusion of the inventory write-down, which is excluded from total cash costs.

Canada – Niobec Mine (IAMGOLD interest – 100%)

Summarized Results

	Years ended December 31,
	2013	Change	2012
Mine operating statistics
Ore mined (000s t)	2,381	10%	2,155
Ore milled (000s t)	2,348	7%	2,195
Grade (% Nb205 )	0.56	2%	0.55
Niobium production (millions of kg Nb)	5.3	13%	4.7
Niobium sales (millions of kg Nb)	4.9	4%	4.7
Operating margin[1] ($/kg Nb)	$18	20%	$15

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

Niobium production in 2013 was a record 5.3 million kilograms and was 13% higher than the prior year as a result of higher throughput and improved recoveries. Throughput was higher as a result of the successful completion of the mill optimization efforts.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

Niobium revenues in 2013 were higher than the prior year period primarily due to higher sales volume. The operating margin in 2013 was 20% higher compared to the prior year as a result of decreased costs due to improved operational efficiencies.

During 2013, sustaining capital expenditures were $30.8 million, which included underground development ($12.1 million), mill equipment ($5.8 million), spare parts ($2.0 million), tailings construction ($1.8 million), mobile equipment ($1.6 million) and other sustaining capital ($7.5 million).

Outlook

The Niobec mine’s production for 2014 is expected to be between 4.7 million kilograms and 5.1 million kilograms with an operating margin ranging between $15 and $17 per kilogram. Capital expenditures are expected to be $70.0 million, which include sustaining capital of $20.0 million and development capital of $50.0 million. Sustaining capital includes mobile and underground equipment ($11.0 million) and other capital expenditures to sustain the operation ($9.0 million). The expansion capital includes the work on the feasibility study, permitting and mine development.

DEVELOPMENT AND EXPANSION PROJECTS

	Years ended December 31,
($ millions)	2013	2012
Rosebel	$18 .0	$—
Essakane	171.0	144.4
Westwood	118.1	179.4
Niobec	44.1	9.6
Other	—	1.6

	351.2	335.0
Joint venture - expansion - Sadiola sulphide project (41%)	18.1	30.0

Capitalized Development and Expansion Expenditures	$369.3	$365.0

ROSEBEL EXPANSION

On January 21, 2014, we announced that the full expansion of Rosebel has been deferred until 2015-2016. The feasibility study related to this expansion will be published at a later time when we can capture any material changes in assumptions such as price, costs, grade or rock hardness that occur between now and the start of the expansion.

On August 7, 2013, the Company announced that it had reached an agreement with the Government of Suriname to reduce power rates at Rosebel, supporting the transition of the operations to process harder rock. The agreement lowers power costs for the current operations, and future expansions. This agreement complements the joint venture agreement with the Government of Suriname approved by the country’s National Assembly on April 13, 2013. In accordance with the joint venture agreement, the Government of Suriname, by participating in cost sharing, will acquire a 30% interest in the joint venture, which excludes the existing Rosebel concession. The joint venture agreement separately provides for a power rate of 0.11 per kilowatt hour for mill material originating from the joint venture area surrounding the current operation, and sets the stage for the future production of potentially higher grade, softer rock. With respect to the joint venture agreement, the Company is working to acquire additional properties and to further delineate the surrounding resources.

ESSAKANE EXPANSION

The plant expansion construction at Essakane, to accommodate a substantial increase of hard rock, was complete on time at the end of 2013 and is forecasted to come in under budget. Plant commissioning is expected to be complete by the end of the first quarter 2014. The Company expects this expansion to yield an increase in production levels in 2014. As expected, ore grades in 2013 have been between 10% and 15% lower than the LOM average, mainly due to the processing of lower grade, softer ore stockpiled in prior years. Higher grades are expected in 2014 as the percentage of hard rock mined increases. The higher grades will help to mitigate the impact of the higher energy consumption required to treat harder ore. The Company is exploring opportunities to reduce its power costs, including connecting to the national power grid in Ouagadougou.

NIOBEC EXPANSION

Based on the prefeasibility study completed in early 2012 for Niobec, the Company proceeded with a feasibility study using the block caving mining method. The Company is exploring multiple scenarios as part of this feasibility study, including a staged development approach. The Company continues to move forward with permitting and is reviewing the development timeline. Niobec is a stable business that generates a predictable stream of cash flow.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

JOINT VENTURE – SADIOLA SULPHIDE PROJECT

With the exception of commitments made in 2012 related to long lead items, the Company does not intend to proceed with this project without a partner to jointly fund the project.

WESTWOOD UNDERGROUND ACTIVITIES

In 2013, underground development work totaled approximately 12,900 metres of lateral and vertical development and approximately 80,400 metres of underground diamond drilling.

In 2014, underground development work is planned to be approximately 24,700 metres of lateral and vertical development.

EXPLORATION

IAMGOLD was active at brownfield and greenfield exploration projects in eight countries located in West Africa and North and South America.

In 2013, expenditures for exploration and project studies totaled $93.6 million, of which $69.2 million was expensed and $24.4 million was capitalized. The decrease of $53.6 million in total exploration expenditures compared to the prior year reflects a smaller planned exploration program primarily due to program cutbacks as part of the cost reduction program, which targeted a $40 million reduction in exploration expenditures. Drilling activities on projects and mine sites totaled approximately 320,600 metres for the year.

	Years ended December 31,
($ millions)	2013	Change	2012
Exploration projects - greenfield	$28.2	(41%)	$47.9
Exploration projects - brownfield[1]	41.2	(39%)	67.0

	69.4	(40%)	114.9
Côté Gold project	23.3	5%	22.1
Other scoping and pre-feasibility studies	0.9	(91%)	10.2

	$93.6	(36%)	$147.2

1	Exploration projects - brownfield excludes expenditures related to joint ventures of $2.3 million and $5.1 million in 2013 and 2012, respectively.

OUTLOOK – 2014

In 2014, with planned spending of $87.7 million, the greenfield and brownfield exploration programs and project studies. The greenfield and brownfield exploration programs will continue focusing on discovering “new ounces”. Project studies of $19.3 million are planned at Côté Gold, Ontario, Canada and Boto Gold project, Senegal.

The following table represents the current outlook for exploration expenditures for 2014:

($ millions)	Capitalized	Expensed	Total
Exploration projects - greenfield	$0.2	$38.2	$38.4
Exploration projects - brownfield[1]	18.4	11.6	30.0

	18.6	49.8	68.4

Côté Gold project	15.0	—	15.0
Other scoping and pre-feasibility studies	—	4.3	4.3

	15.0	4.3	19.3

	$33.6	$54.1	$87.7

1	Exploration projects - brownfield excludes planned expenditures related to Sadiola of $1.2 million.

The outlook for 2014 is lower by $5.9 million compared to the 2013 full year exploration spend due to reduced exploration activities in West Africa. This is partially offset by increased programs in Brazil and Colombia, as well as a re-allocation of specific mine site operational activities previously included in the exploration budget now allocated to the site operational budgets. The 2014 resource development plan includes approximately 337,000 metres of reverse circulation and diamond drilling.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

CÔTÉ GOLD PROJECT, ONTARIO, CANADA

On January 22, 2013, the Company announced an updated NI 43-101 compliant resource estimate for the Côté Gold deposit in Ontario comprising indicated resources of 269 million tonnes, averaging 0.88 grams of gold per tonne for 7.61 million ounces and inferred resources of 44 million tonnes, averaging 0.74 grams of gold per tonne for 1.04 million ounces. The updated resource estimate, based on a cut-off grade of 0.30 grams of gold per tonne, represents a 114% increase in indicated resources in comparison to the previous estimate announced October 4, 2012.

Over 23,600 metres of resource development diamond drilling were completed on the Côté Gold project in 2013 with the primary objective to complete infill drilling in the central part of the Côté Gold deposit where access is better facilitated under winter freeze conditions. The campaign was concluded during the second quarter 2013 and results are being used to complete an updated resource estimate in support of the ongoing prefeasibility work. An additional 1,185 metres of diamond drilling was carried out during the third quarter 2013 to provide representative material for ongoing metallurgical test work. Exploration activities continued with the objective to expand the limits of the Côté Gold deposit and evaluate priority targets elsewhere within the 516 square kilometre exploration property. Regional exploration diamond drilling totaling over 2,100 metres was completed mainly during the fourth quarter 2013. Results will be evaluated once received and validated.

Activities directed towards the federal and provincial permitting processes continued during the fourth quarter 2013, with the goal of completing a coordinated Environmental Assessment (“EA”). The proposed terms of reference were submitted in July 2013 and were approved in January 2014. The EA process is expected to go into the first quarter of 2015.

In 2014, work on a feasibility study will start and is anticipated to be completed by the first quarter 2016. Côté Gold is an attractive long-term asset that will strengthen the Company’s production pipeline.

BROWNFIELD EXPLORATION PROJECTS

IAMGOLD mine and regional exploration teams continued to conduct brownfield exploration and resource development work during 2013 at Essakane, Rosebel, Westwood and Niobec.

ESSAKANE, BURKINA FASO

Approximately 80,100 metres of diamond and reverse circulation drilling were completed during the year on the mine lease and surrounding exploration concessions. From this total, over 43,000 metres of resource delineation and development drilling were carried out to upgrade existing inferred resource areas within the Essakane Main Zone (“EMZ”) at depth, within or slightly below the feasibility study expansion pit design. Positive drill results were returned from argillite-hosted mineralization at depth on the EMZ. This mineralization will constitute the main target for the 2014 resource development drilling program. Elsewhere on the mine lease, potential extensions of the EMZ to the north beyond the current LOM pit were tested and results are pending. An oxide target which may represent a potential southern extension of the deposit was drill tested but continuity of mineralization could not be sufficiently established. Infill drilling was also completed at Falagountou during the year on the central portion of the deposit. A revised interpretation incorporating the new results indicated a reduced thickness of saprolite material in comparison to prior models. Updated resource models integrating all new drill results have been completed for inclusion in the Company’s annual year-end resource and reserve statement.

On the exploration concessions, follow-up drilling campaigns were completed during the year at the Sokadie and Tassiri prospects as well as regional aircore drilling programs designed to identify potential oxide targets. Integration and interpretation of results is in progress. To date, two priority oxide targets have been identified for which further exploration is planned in 2014.

ROSEBEL, SURINAME

Over 68,400 metres of diamond drilling were completed on the Rosebel mine lease and surrounding mineral concessions during the year, including approximately 54,000 metres focused on resource drilling and more than 9,100 metres directed towards geotechnical and condemnation drilling programs. A primary goal of the program was to increase the near-surface oxide and transitional rock resource inventories. Resource drilling has also improved confidence levels in the existing resource inventory and targeted resource expansions at the Koolhoven, Royal Hill, Roma, Pay Caro and East Pay Caro, J-Zone, Mayo, and Rosebel deposits. Initial results at Rosebel and on potential eastern extensions of the deposit are encouraging. Results have been incorporated to update resource and reserve estimates for inclusion in the Company’s annual year-end resource and reserve statement.

Geological mapping and geochemical sampling programs continued elsewhere on the property, including a mechanical auger drilling program over domains of thick alluvial material that cover projected extensions of the Rosebel district mineralized trends. The results of exploration drilling conducted over several priority targets located on the mining concession are being assessed.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

WESTWOOD, QUEBEC, CANADA

Approximately 80,400 metres of underground diamond drilling were completed at the Westwood project in 2013, with over 19,300 metres drilled during the fourth quarter 2013. The drilling program focused on the upgrade of existing inferred mineral resources to an indicated classification. Exploration activities planned for the second half of 2013, which had been designed to test potential resource expansion areas below level 132, were deferred as part of the announced exploration budget reductions. As part of ongoing development work, the exploration ramp and underground drifts were extended by nearly 11.3 kilometres in 2013 to improve underground access for future definition drilling in the upper parts of the deposit.

NIOBEC, QUEBEC, CANADA

More than 14,800 metres of underground diamond drilling were completed as part of the expansion program with the objective to expand and increase the quality of the resources and support a five-year transition strategy towards the planned expansion of the operation. Results were as expected. In addition, over 6,900 metres of surface exploration and condemnation drilling were completed to acquire geological and geotechnical information to assist in the design of planned mine development and surface infrastructure. The drilling programs ended in late August and results have been incorporated in the Company’s annual year-end resource and reserve statement. Metallurgical test work was carried out continuously during the year to confirm estimated recoveries as part of the resource estimation process.

GREENFIELD EXPLORATION PROJECTS

In addition to the mine site and brownfield exploration programs described above, the Company was active on some 10 early to advanced stage greenfield exploration projects during 2013. Highlights include:

BOTO, SENEGAL

On July 29, 2013, the Company announced the first National Instrument 43-101 compliant mineral resource estimate for its wholly owned Boto Gold project in eastern Senegal. The resource estimate, based on a cut-off grade of 0.6 grams of gold per tonne and a long-term gold price of $1,500 per ounce, incorporates assay results from 423 diamond and reverse circulation drill holes totaling 56,832 metres. The estimate comprises an indicated resource of 22 million tonnes averaging 1.62 grams of gold per tonne for 1.14 million ounces and an inferred resource of 1.9 million tonnes averaging 1.35 grams of gold per tonne for 81,000 ounces. A significant portion of the estimate is derived from the newly discovered Malikoundi deposit which overall displays higher grades than most of the previously discovered zones. The effective date of this resource estimate is April 19, 2013.

During 2013, a total of 13,000 metres of diamond drilling were completed on the Boto Gold project. Assay results from the initial 3,600 metres were incorporated into the historical drillhole database to support the abovementioned mineral resource estimate. Subsequent drilling aimed to extend the potential limits of the Malikoundi deposit which remains open at depth and along strike to the north. The Company plans to advance the project towards the commissioning of a scoping study in 2014, and further resource updates will be completed as merited.

PITANGUI, BRAZIL

Approximately 16,700 metres of diamond drilling were completed during the year to further explore the newly discovered Banded Iron Formation hosted gold mineralization on the Company’s wholly owned Pitangui property in Brazil. Of this total, over 14,300 metres were drilled at the São Sebastião prospect where a continuous zone of gold mineralization has been traced for 1,400 metres along strike. Results of this drilling program were used to constrain geological and mineralization models, and together with encouraging preliminary metallurgical test work results, will form the basis of a mineral resource estimate that was nearing completion at the end of the year. The results of the mineral resource estimate will be used to optimize the 2014 exploration campaign at the prospect, while further geophysical and soil geochemical sampling surveys are planned to identify potential new gold mineralized systems on the property.

ANCAL JOINT VENTURE, COLOMBIA

The 2013 exploration program at the Ancal project (IAMGOLD – Tolima Gold option joint venture) comprised geological mapping, rock and soil geochemical sampling over the entire property, together with Induced Polarization geophysical surveys in select areas to evaluate the potential for porphyry style mineralization. More than 2,100 metres of diamond drilling was completed over the Payuco target area during the fourth quarter 2013. Assay results are pending.

NEW PROJECTS, QUEBEC & COLOMBIA

In alignment with the Company’s strategic mandate to maintain a robust exploration portfolio, separate option to joint venture agreements were finalized with TomaGold Corporation (“TomaGold”) and Solvista Gold Corporation (“Solvista”) respectively during the fourth quarter 2013. Under the terms of the TomaGold agreement, the Company may earn a 50% interest in each of TomaGold’s Monster Lake, Winchester and Lac à l’eau jaune properties in northwestern Quebec by completing scheduled cash payments and exploration expenditures totaling $17.6 million over five years effective November 11, 2013. In the Solvista agreement, IAMGOLD can earn an initial 51% interest in Solvista’s Caramanta Project, located in Colombia’s Mid-Cauca Belt, by investing a total of $18.0 million in qualifying expenditures, including $0.9 million of cash payments, over a maximum five year period commencing December 15, 2013, and can earn an additional 19% interest in the project, for a total 70% interest, by investing a further $18.0 million in qualifying expenditures over an additional three year period. Exploration programs are planned for both projects in 2014.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

QUARTERLY FINANCIAL REVIEW

($ millions, except where noted)	2013				2012[1]
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$247.2	$293.5	$301.1	$305.3	$398.6	$336.2	$364.5	$354.1

Net earnings (losses)	$(880.1)	$27.5	$(25.3)	$17.3	$94.6	$86.7	$60.9	$129.0
Net earnings (losses) attributable to equity holders of IAMGOLD	$(840.3)	$25.3	$(28.4)	$10.9	$84.6	$78.0	$52.9	$119.2

Basic earnings (losses) attributable to equity holders of IAMGOLD per share ($/share)	$(2.23)	$0.07	$(0.08)	$0.03	$0.22	$0.21	$0.14	$0.32
Diluted earnings (losses) attributable to equity holders of IAMGOLD per share ($/share)	$(2.23)	$0.07	$(0.08)	$0.03	$0.22	$0.21	$0.14	$0.32

1	Refer to note 4(b) of the consolidated financial statements.

FINANCIAL CONDITION

IMPAIRMENT

The Company performs impairment testing for goodwill on an annual basis as at December 31. In addition, the Company identified the decline in the short-term and long-term gold price assumptions used in the most recent LOM plans as the main indicator of a potential impairment. As a result of the identification of these indicators, the Company performed an impairment assessment to determine the recoverable amount of each cash-generating unit (“CGU”). The assessment indicated that the carrying amounts of certain CGUs exceed the recoverable amounts. Accordingly, the Company recognized after-tax impairment charges of $772.8 million. The Company has no remaining goodwill after the charges.

The Company used an estimated gold price of $1,250 per ounce for 2014 and $1,300 per ounce for 2015 and beyond based on observable market data including spot price and industry analyst consensus. For the 2012 assessment, the Company used a gold price of $1,800 per ounce for 2013, an average of $1,625 per ounce for 2014 through 2016, and $1,400 per ounce for 2017 and beyond.

The after-tax impairment charges were allocated to the CGUs as follows:

($ millions)	Goodwill	Mining Assets
Suriname	$168.4	$122.2
Essakane	—	335.1
Doyon division[1]	88.3	58.8

	$256.7	$516.1

1	The Doyon division CGU consists of Doyon, Mouska and Westwood mines.

LIQUIDITY, CAPITAL RESOURCES AND INVESTMENTS

The Company at December 31, 2013 had $384.6 million in cash, cash equivalents and gold bullion at market value.

Gold Bullion		December 31, 2013	December 31, 2012
Ounces held	(oz)	134,737	134,737
Weighted average acquisition cost	($/oz)	$720	$720
Acquisition cost	($millions)	$96.9	$96.9
Spot price for gold, end of the year	($/oz)	$1,205	$1,658
Market value, end of the year	($millions)	$162.3	$223.3

Working capital1 as at December 31, 2013 was $521.3 million, down $507.3 million compared to December 31, 2012 due to lower current assets ($627.2 million), partially offset by lower current liabilities ($119.9 million).

1	Working capital is defined as current assets less current liabilities and excludes non-current stockpiles.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

Current assets were down compared to December 31, 2012 mainly due to less cash and cash equivalents of $575.0 million resulting from capital expenditures spent on mining assets ($636.9 million), the payment of dividends ($102.4 million), loans provided to related parties net of repayments ($47.7 million) and interest paid ($28.3 million), partially offset by cash generated from operating activities ($246.3 million).

Working Capital				December 31, 2013	December 31, 2012[3]
Working capital[1]	($	millions	)	$521.3	$1,028.6
Current working capital ratio[2]				3.4	4.1

1	Working capital is defined as current assets less current liabilities and excludes non-current stockpiles.
2	Current working capital ratio is defined as current assets divided by current liabilities.
3	Refer to note 4(b) of the consolidated financial statements.

As at December 31, 2013, no funds were drawn against the Company’s $750.0 million total unsecured revolving credit facilities. At December 31, 2013, the Company has committed $65.1 million of its $75.0 million letters of credit facility for the guarantee of certain asset retirement obligations.

On January 15, 2014, the Company filed a renewal of its existing short form base shelf prospectus qualifying the distribution of securities up to $1.0 billion. This renewal has a life of 25 months and may be utilized to fund on-going operations and/or capital requirements, reduce the level of indebtedness outstanding from time to time, fund capital programs, potential future acquisitions and for general corporate purposes. The renewal is subject to compliance with the covenants of the unsecured revolving credit facilities. The issuance of securities in the public markets or to private investors for liquidity enhancement on acceptable terms, could be affected by many factors, including but not limited to general market conditions and then prevailing metals prices.

CONTRACTUAL OBLIGATIONS

Contractual obligations at December 31, 2013 were $1,116.4 million and included contractual cash flows on senior unsecured notes and capital. These obligations will be met through available cash resources and net cash from operating activities.

Contractual obligation and undiscounted future payments for the asset retirement obligations are presented in tabular form below.

	Payments due by period
		Less than
At December 31, 2013	Total	1 Year	2-3 Years	4-5 years	Thereafter
Long-term debt	$957.3	$43.9	$87.8	$87.8	$737.8
Purchase obligations	66.4	56.5	7.6	2.3	—
Capital expenditures obligations	32.3	28.3	4.0	—	—
Leases	60.4	37.5	22.9	—	—

Total contractual obligations	$1,116.4	$166.2	$122.3	$90.1	$737.8
As set retirement obligations	283.3	10.0	3.9	8.6	260.8

	$1,399.7	$176.2	$126.2	$98.7	$998.6

The Company holds hedging contracts that are included in the summary of outstanding derivative contracts in the market risk section.

MARKETABLE SECURITIES

Investments in marketable securities are classified as available-for-sale financial assets and are recorded at fair value. During 2013, the Company reviewed its marketable securities for objective evidence of impairment and determined that impairment charges of $29.1 million were required. Of the total, charges of $14.3 million were transferred from other comprehensive income to interest income and derivatives and other investment gains (losses) in the consolidated financial statements.

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

Associates (Galane Gold Ltd. and INV Metals Inc.) and joint ventures (Sadiola and Yatela) are included in the consolidated balance sheets as investments in associates and joint ventures. The Company’s share of earnings (losses) from associates and joint ventures are included in the consolidated statement of earnings as share of net earnings (losses) from investments in associates and joint ventures (net of income taxes).

During 2013, the Company reviewed its investments in associates for objective evidence of impairment and determined that impairment charges were required for its investments in INV Metals Inc. of $19.7 million and Galane Gold Ltd. of $20.3 million as a result of the significant decrease in the market value of the shares. The Company has no ability to control these investments, therefore, the Company is not permitted to utilize an alternate valuation method.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

For investments in joint ventures, if the Company is made aware of significant events or transactions that were not reflected in the Company’s share of earnings (losses) from its joint ventures, adjustments are made to the consolidated financial statements. In the fourth quarter 2013, the Company’s investment in Sadiola, a joint venture, was reduced by $62.3 million reflecting the write-off of capitalized stripping due to changes in the mine plan and non-current ore stockpiles reduced to net realizable value.

MARKET RISKS

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition.

The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken, and establishing trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.

SUMMARY OF OUTSTANDING DERIVATIVE CONTRACTS

In 2013, the Company had entered into derivative contracts to limit the impact of fluctuations as a result of significant volatility in global markets by hedging a portion of its expected consumption of Canadian dollars, oil and aluminum.

At December 31, 2013, the Company’s outstanding derivative contracts were as follows:

Contracts	2014	2015
Foreign Currency
Canadian dollar contracts (millions of C$)	305.2	—
Contract rate range (C$/$)	1.0200 - 1.0975	—
Hedge ratio[1]	62%	—
Commodities
Crude oil contracts (barrels)	—	600,000
Contract price range ($/barrel of crude oil)	—	$79 - $95
Hedge ratio[1]	—	41%
Aluminum contracts (tonnes)	2,400	—
Contract rate range ($/tonne)	$1,900 - $2,150	—
Hedge ratio[1]	55%	—

1	Hedge ratio is calculated by dividing the amount (in foreign currency or commodity units) of outstanding derivative contracts by total foreign exchange and commodity exposures.

CURRENCY EXCHANGE RATE RISK

The Company’s objective is to hedge a portion of its exposure to Canadian dollars and Euros resulting from operating and capital expenditures requirements at the Niobec, Essakane and Westwood mines and corporate costs.

OIL OPTION CONTRACTS AND FUEL MARKET PRICE RISK

Diesel is a key input to extract tonnage and, in some cases, to wholly or partially power operations. Since fuel is produced by the refinement of crude oil, changes in the price of oil directly impact fuel costs. The Company believes there is a strong relationship between prices for crude oil and diesel.

ALUMINUM CONTRACTS AND MARKET PRICE RISK

Aluminum is a key input in the production of ferroniobium. The Company has a hedging strategy to limit the impact of fluctuations of aluminum prices and to economically hedge a portion of its future consumption of aluminum at the Niobec mine.

For further information regarding risks associated with financial instruments, refer to the risks and uncertainties section of the MD&A.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

SHAREHOLDERS’ EQUITY

In January 2013, the Company paid a semi-annual dividend declared in 2012 in the amount of $0.125 per share totaling $47.1 million. In June 2013, the Company declared a semi-annual dividend in the amount of $0.125 per share, which $47.0 million was paid in July 2013.

In December 2013, the Company suspended the semi-annual dividend in light of the lower gold prices to preserve its liquidity. This decision to suspend the dividend allows the Company to conserve cash and the flexibility to take advantage of opportunities.

Number issued and outstanding (millions)	December 31, 2013	February 18, 2014
Shares	376.6	376.7
Share options	5.4	5.3

CASH FLOW

	Years ended December 31,
($ millions)	2013	2012[1]
Operating activities	$246.3	$415.3
Investing activities	(688.3)	(1,198.9)
Financing activities	(132.5)	529.1
Impact of unrealized foreign exchange (losses) gains on cash and cash equivalents	(0.5)	5.1

Decrease in cash and cash equivalents	(575.0)	(249.4)
Cash and cash equivalents, beginning of the year	797.3	1,046.7

Cash and cash equivalents, end of the year	$222.3	$797.3

1	Refer to note 4(b) of the consolidated financial statements.

OPERATING ACTIVITIES

Net cash from operating activities was lower during 2013 than the prior year by $169.0 million. The decrease was mainly due to lower revenues ($306.3 million), partially offset by lower exploration expenses ($38.8 million) and lower income taxes paid ($85.6 million).

INVESTING ACTIVITIES

Net cash used in investing activities during 2013 was lower than the prior year by $510.6 million, mainly due to the acquisition of Côté Gold project in 2012 ($485.7 million), lower proceeds from sale of investment ($27.2 million), lower capital expenditures ($13.3 million), partially offset by an increase in funds advanced to related parties ($11.0 million).

FINANCING ACTIVITIES

Net cash used in financing activities during 2013 was higher than the prior year by $661.6 million, mainly due to the cash received from the issuance of the senior unsecured debt in 2012 ($650.0 million), partially offset by an increase interest paid in 2013 ($25.2 million).

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as of December 31, 2013 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this report in providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in compliance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS;

•	ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated financial statements.

An evaluation of the effectiveness of the Company’s internal control over financial reporting including an evaluation of material changes that may have materially affected or are reasonably likely to have materially affected the internal controls over financial reporting, was conducted as of December 31, 2013 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting and that the internal controls were effective as of December 31, 2013.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and Chief Financial Officer believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The critical judgments, estimates and assumptions applied in the preparation of the Company’s are reflected in note 3 of the Company’s consolidated financial statements for the year ended December 31, 2013.

NOTES TO INVESTORS REGARDING THE USE OF RESOURCES

CAUTIONARY NOTE TO INVESTORS CONCERNING ESTIMATES OF MEASURED AND INDICATED RESOURCES

This report uses the terms “measured resources” and “indicated resources”. The Company advises investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (“the SEC”) does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

CAUTIONARY NOTE TO INVESTORS CONCERNING ESTIMATES OF INFERRED RESOURCES

This report also uses the term “inferred resources”. The Company advises investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

SCIENTIFIC AND TECHNICAL DISCLOSURE

IAMGOLD is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

CAUTIONARY NOTE TO U.S. INVESTORS

The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this report, such as “measured,” “indicated,” or “inferred,” which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. Investors can review and obtain copies of these filings from the SEC’s website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

The Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not demonstrate economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material including base and precious metals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

A pre-feasibility study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

GOLD, NIOBIUM AND TREO TECHNICAL INFORMATION AND QUALIFIED PERSON/QUALITY CONTROL NOTES

The mineral resource estimates contained in this MD&A have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and JORC. The “Qualified Person” responsible for the supervision of the preparation and review of all resource and reserve estimates for IAMGOLD is Lise Chenard, Eng., Director, Mining Geology. Lise has worked in the mining industry for more than 30 years, mainly in operations, project development and consulting. She joined IAMGOLD in April 2013 and acquired her knowledge of the Company’s operations and projects through site visits and information reviews.

She is considered a “Qualified Person” for the purposes of NI 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

FUTURE ACCOUNTING POLICIES

For a discussion of future accounting policies that may impact the Company, refer to note 5 of the Company’s consolidated financial statements for the year ended December 31, 2013.

RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks that could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found in this document.

IAMGOLD’s vision challenges it to generate superior value for its stakeholders through accountable mining. The Company’s business activities expose it to significant risks due to the nature of mining, exploration and development activities. The ability to manage these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an effective enterprise risk management (“ERM”) approach.

These practices ensure management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, pursuing approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board level.

The Company’s view of risks is not static. An important component of its ERM approach is to ensure that key risks which are evolving or emerging are appropriately identified, managed, and incorporated into existing ERM assessment, measurement, monitoring and reporting processes.

The following is a summary of the key risks that the Company is facing.

For a more comprehensive discussion of the risks faced by the Company, refer to the Company’s latest AIF, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The AIF, which, in addition to being filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company, and is incorporated by reference into this MD&A.

FINANCIAL RISKS

GOLD PRICE

The financial viability of the Company is closely linked to the price of gold. Fluctuations in gold prices materially affect the Company’s financial performance and results of operations. A sustained or significant decline in the price of gold would have an adverse effect on the profitability of the Company and cash flow would be negatively affected. The Company does not hedge its gold sales.

GENERAL ECONOMIC CONDITIONS

Events and conditions in the global financial markets during past years have had a profound impact on the global economy, leading to a loss of confidence in global credit and financial markets, restricted access to capital and credit, and increased counterparty risk. Many industries, including the gold mining industry, are impacted by these market conditions. Some of the key impacts of the financial market conditions include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. No material exposure to financial instruments held by the Company is considered to exist by virtue of the possible non-performance of the counterparties.

COMMODITY PRICES AND CURRENCY

All of the factors that determine commodity prices such as prices for gold and niobium or certain other commodities (such as oil, aluminum and electricity), and currencies (U.S. dollar and other currency exchange rates) are beyond the Company’s control. For more details, refer to the Market Trends section of this MD&A.

IMPAIRMENT ASSESSMENT

The Company performs an annual impairment review on goodwill at December 31 every year, and at any other time an indication of impairment of goodwill is identified. The carrying amounts of the Company’s non-current assets, including mining assets, exploration and evaluation assets and royalty interests are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indicator exists, then the company will perform an impairment review.

If the carrying amount of the CGU, asset or group of assets being tested is greater than its recoverable amount, an impairment loss is recorded in the given period. The recoverable amount is determined based on the present value of estimated future cash flows from each long-lived asset, group of assets or CGUs. The assumptions used in the present value calculation are typically LOM plans, long-term commodity prices, discount rates, foreign exchange rates, values of un-modeled mineralization and net asset value multiples. Management’s assumptions and estimate of future cash flows are

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company’s control. Therefore, it is reasonably possible that changes could occur with evolving economic conditions, which may affect the recoverability of the Company’s long-lived assets and goodwill. If the Company fails to achieve its valuation assumptions or if any of its long-lived assets or CGUs experiences a decline in its fair value, then this may result in an impairment charge in future periods, reducing the Company’s earnings.

HEDGING ACTIVITIES

Derivative products can be used to manage the risks associated with, among other things, changes in commodity prices and foreign currency exchange rates. The Company regularly enters into such arrangements in the prescribed manner. The Company enters into hedging contracts to limit the impact of fluctuations as a result of volatilities in the world markets by hedging a portion of its requirement of Canadian dollars and Euros, and its expected consumption of oil and aluminum. For more details, refer to the Financial Condition section of this MD&A.

LIQUIDITY AND CAPITAL RESOURCES

The adequacy of the Company’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration its strategy, the forward gold and niobium prices, the mining industry, economic conditions and the associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, adjust the amount of dividend distributions, issue new shares, purchase shares for cancellation pursuant to normal course issuer bids, extend/amend or renew its senior credit facility, issue new debt, reimburse existing debt if any, or purchase or sell gold bullion. For more details, refer to the financial condition section of the MD&A.

CREDIT RISK RELATED TO FINANCIAL INSTRUMENTS AND CASH DEPOSITS

Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed by IAMGOLD management on an annual basis, and may be updated throughout the year with appropriate approval. The limits are set to minimize the concentration of risks and therefore mitigate the potential for financial loss resulting from counterparty failure. No material exposure is considered to exist by virtue of the possible non–performance of the counterparties to financial instruments.

INDEBTNESS AND FULFILLING OBLIGATIONS UNDER THE TERMS OF INDEBTNESS

Following the offering of the Company’s $650.0 million senior unsecured notes in September 2012, the Company has a significant amount of indebtedness.

Specifically, the high level of indebtedness could have important consequences to the holders of the notes and other stakeholders, including: making it more difficult to satisfy obligations with respect to the notes and other debt; limiting the ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring the Company to make non-strategic divestitures; requiring a substantial portion of cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes; increasing the vulnerability to general adverse economic and industry conditions; exposing the Company to the risk of increased interest rates as borrowings under the senior credit facility are at variable rates of interest; limiting the flexibility in planning for and reacting to changes in the industry in which the Company competes; placing the Company at a disadvantage compared to other less leveraged competitors who may be able to take advantage of opportunities that the Company’s indebtedness would prevent it from doing so; and increasing the cost of borrowing.

In addition, the credit facility and the indenture governing the notes contain restrictive covenants that limit the Company’s ability to engage in activities that may be in its long-term best interest. The Company’s failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all its debt.

ACCESS TO CAPITAL MARKETS, FINANCING AND INTEREST RATES

To fund growth, the Company may depend on securing the necessary capital through loans or permanent capital. The availability of this capital is subject to general economic conditions and lenders’ and investors’ interest in the Company and its projects. There is a risk in obtaining financing as and when required, and on commercially acceptable terms, for exploration, development, acquisitions and general corporate purposes. The Company is subject to movements in interest rates.

DEBT RATING

The Company’s debt currently has a non-investment grade rating, and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Consequently, real or anticipated changes in the Company’s credit ratings will generally affect the market value of the 2012 senior unsecured notes. Credit ratings are not recommendations to purchase, hold or sell the 2012 senior unsecured notes. Additionally, credit ratings may not reflect the potential effect of risks relating to the structure of the 2012 senior unsecured notes. Any future lowering of the Company’s ratings likely would make it more difficult or more expensive for the Company to obtain additional debt financing.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

TAXATION

Mining tax regimes in foreign jurisdictions are subject to change and may not include fiscal stability guarantees. The Company’s interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities. As a result, transactions may be challenged by tax authorities and the Company’s operations may be assessed, which could result in significant additional taxes, penalties and interest.

COST MANAGEMENT

Capital and operational costs have escalated in the gold mining industry over the last several years. Additionally, a sustained decline in the price of gold has required the Company to reduce its costs. The Company has undertaken a number of initiatives to manage costs more efficiently, including a focus on continuous improvement, negotiations to lower energy costs and pursuing advantageous pricing with suppliers.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company documented and tested, during its 2013 fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing and timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares or market value of its other securities. In addition, any failure to implement required internal control framework, new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. Accordingly, the Company’s management does not expect that its internal control over financial reporting will prevent or detect all errors and all fraud.

OPERATIONAL RISKS

MINERAL RESERVES, MINERAL RESOURCES AND EXTRACTION

The Company’s mineral reserves and mineral resources are estimates, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of metal will be produced. Such estimates are, in large part, based on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of the future price for the commodity in question and the future cost of operations. Actual mineralization or geologic conditions may be different from those predicted. In addition to gold market price fluctuations, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change. The mineral reserve and resource estimates are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in metal prices and operating costs subsequent to the date of an estimate, may justify revision of such estimates. To minimize the risks, reserves are estimated in accordance with accepted guidelines and standards within the mining industry, quality control programs are established, and competent personnel are employed.

The Company must continually replace reserves depleted by production to maintain production levels over the long term. Reserves can be replaced by expanding known ore bodies, locating new deposits or making acquisitions. There is no assurance that current or future exploration programs will be successful. There is a risk that depletion of reserves will not be offset by expansions, discoveries or acquisitions.

PRODUCTION AND COST ESTIMATES

The cost of production, development and exploration varies depending on factors outside the Company’s control. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition. Actual production and costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors such as changing strip ratios, ore grade metallurgy, labour costs, the cost of supplies and services, general inflationary pressures and currency exchange rates.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

PROJECTS

The Company’s ability to sustain or increase its present levels of production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves, metallurgical recoveries, capital and operating costs of such projects, integration of technologies and personnel and the future prices of the relevant minerals. Projects have no operating history upon which to base estimates of future cash flows.

ACQUISITIONS AND INTEGRATION

Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operational, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition and integrate the acquired operations successfully and in a timely manner with those of the Company.

TITLE TO PROPERTIES

The validity of mining interests held by the Company, which constitute most of the Company’s property holdings, can be uncertain and may be contested. Acquisition of a title to mineral properties is a very detailed and time-consuming process, and the Company’s title to its properties may be affected by prior unregistered agreements or transfers, or undetected defects.

INSURANCE

Where economically feasible and based on availability of coverage, a number of operational and financial risks are transferred to insurance companies. Available insurance does not cover all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover insurable risks at economically feasible premiums, and the ability to claim under existing policies may be contested.

KEY PERSONNEL

The success of the Company is heavily dependent on its key personnel and on its ability to motivate, retain and attract highly skilled persons. The competition for qualified personnel in the mining industry is currently intense. There can be no assurance that the Company will successfully retain current key personnel or attract additional qualified personnel to manage its current needs and anticipated growth.

GEOGRAPHICAL AREAS

Some of the operations of the Company are carried out in geographical areas which lack adequate infrastructure and are subject to various other risk factors. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs.

ENVIRONMENTAL, HEALTH AND SAFETY

The Company’s mining and processing operations and exploration activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development and protection of endangered and other special status species. The Company’s ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Company’s activities or those of other mining companies affecting the environment, human health and safety or the surrounding communities. The Company’s legal and/or constructive commitments to rectify disturbance caused by mining, development and exploration activities may change due to new laws or regulations, updated reclamation plans or new environmental requirements.

POLITICAL RISK

Mining investments are subject to the risks normally associated with any conduct of business in foreign countries including uncertain political and economic environments; war, terrorism and civil disturbances; changes in laws or policies of particular countries, including those relating to imports, exports, duties and currency; cancellation or renegotiation of contracts; royalty fees, net profits payments and tax increases or other claims by government entities, including retroactive claims.

NON-CONTROLLED ASSETS

Some of the Company’s assets are controlled and managed by other companies, some of which may have a higher interest in the assets than the interest of the Company. Some of the Company’s partners may have divergent business objectives which may impact business and financial results.

JOINT VENTURE OPERATIONS

The Company has joint ventures with other mining companies which are subject to the risks normally associated with the conduct of joint ventures. Such risks include: inability to exert control over strategic decisions made in respect of such properties; disagreement with partners on how to develop and operate mines efficiently; inability of partners to meet their obligations to the joint venture or third parties; and litigation between partners regarding joint venture matters. Any failure of such other companies to meet their obligations to the Company or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse effect on the joint ventures or their respective properties, which could have a material adverse effect on the Company’s results of operations and financial condition.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

EVOLVING CORPORATE GOVERNANCE REGULATIONS

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, the Canadian Securities Administrators, the New York Stock Exchange, the Toronto Stock Exchange, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by the United States Congress, making compliance more difficult and uncertain. The result of increased compliance is potentially higher general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

LITIGATION

The Company is subject to litigation arising in the normal course of business and may be involved in disputes with other parties in the future which may result in litigation. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental laws, volatility in stock price or failure to comply with disclosure obligations. The results and costs of litigation cannot be predicted with certainty.

EVOLVING LEGISLATION

The Company is subject to continuously evolving legislation in the areas of labour, environment, land titles, mining practices and taxation. Any amendment to current laws and regulations governing the rights of leaseholders, or the payment of royalties, net profits interests or similar amounts, or a more stringent enforcement thereof in countries where the Company has operations, could have a material adverse impact on the Company’s financial condition and/or results of operations. The Company participates in a number of industry associations to monitor changing legislation and maintains a good dialogue with governmental authorities in that respect. However, the Company is unable to predict what legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures and could prevent, delay or prohibit certain operations of the Company.

LABOUR DISRUPTION

The Company is dependent on its workforce to extract and process minerals. The Company has programs to recruit and train the necessary manpower for its operations and endeavors to maintain good relations with its workforce in order to minimize the possibility of strikes, lock-outs and other stoppages at its work sites. Relations between the Company and its employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, unions and the relevant governmental authorities in whose jurisdictions the Company carries on business. Labour disruptions at any of the Company’s material properties could have a material adverse impact on its business, results of operations and financial condition. A number of the Company’s employees are represented by labour unions under various collective labour agreements and the employees at the Essakane mine entered into a three-year salary increase agreement which is effective from July 1, 2012 to July 1, 2015. At the Westwood mine, the Company and the union concluded a six-year collective labour agreement in 2012 which is effective from December 1, 2011 to November 30, 2017. In addition, existing labour agreements may not prevent a strike or work stoppage at the Company’s facilities in the future, and any such work stoppage could have a material adverse effect on the Company’s results of operations and financial condition.

NON-GAAP1 PERFORMANCE MEASURES

The Company uses certain non-GAAP financial performance measures in its MD&A, which are described in the following section.

EARNINGS FROM MINING OPERATIONS

This measure is intended to enable management to better understand the earnings generated by operating mine sites and royalties before adjustments for corporate costs and non-operating charges and income. The measure is the difference between IFRS reported revenues and cost of sales, which includes revenues from all metals and royalties, direct costs, and production related allocated costs and depreciation.

	Years ended December 31,
($ millions)	2013	2012[2]
Revenues	$1,147.1	$1,453.4
Cost of sales	807.0	774.2

Earnings from mining operations	$340.1	$679.2

1	GAAP – Generally accepted accounting principles
2	Refer to note 4(b) of the consolidated financial statements.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

AVERAGE REALIZED GOLD PRICE PER OUNCE SOLD

This measure is intended to enable management to understand the average realized price of gold sold to third parties in each reporting period for gold sales after removing the impact of non-gold revenues and by-product credits.

The average realized gold price per ounce sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of average realized gold price per ounce sold to revenues as per the consolidated financial statements.

	Years ended December 31,
($ millions, except where noted)	2013	2012[1]
Revenues	$1,147.1	$1,453.4
Niobium revenues	(199.6)	(190.5)
Royalty revenues	(8.7)	(7.7)
By-product credits	(1.5)	(2.0)

Gold revenue - owner-operator	937.3	1,253.2
Gold sales - owner-operator (000s oz)	671	752

Average realized gold price per ounce[2] - owner-operator ($/oz)	$1,397	$1,667

Revenues, joint venture mines	160.7	216.6
By-product credits	(0.2)	(0.2)

Gold revenue - joint venture mines	160.5	216.4

Gold sales - joint venture mines (000s oz)	113	130

Average realized gold price per ounce[2] - joint venture mines ($/oz)	$1,413	$1,666

Average realized gold price per ounce[2] - gold mines[3] ($/oz)	$1,399	$1,667

1	Refer to note 4(b) of the consolidated financial statements.
2	Average realized price per ounce sold may not calculate based on amounts presented in this table due to rounding.
3	Gold mines, as used with average realized gold price per ounce sold, consist of Rosebel, Essakane, Mouska, Sadiola and Yatela on an attributable basis.

GOLD MARGIN

The Company’s MD&A refers to gold margin per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold assets. The information allows management to assess how well the gold mines are performing relative to the plan and to prior periods, as well as, assess the overall effectiveness and efficiency of gold operations.

In periods of volatile gold prices, profitability changes with altering cut-off gold grades. Such a decision to alter the cut-off gold grade will typically result in a change to total cash costs per ounce, but it is equally important to recognize that gold margins also change at a similar rate. While mining lower-grade ore results in less gold being processed in any given period, over the long-run it allows the Company to optimize the production of profitable gold, thereby maximizing the Company’s total financial returns over the life of the mine. IAMGOLD’s exploitation strategy, including managing cut-off grades, mine sequencing, and stockpiling practices, is designed to maximize the total value of the asset given conservatively derived assumptions for key economic parameters going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.

The gold margin per ounce does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

	Years ended December 31,
($/oz of gold)	2013	2012
Average realized gold price[1]	$1,399	$1,667
Total cash costs - gold mines[2]	$801	$715

Gold margin	$598	$952

1	Refer to page 32.
2	Refer to page 34.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

ADJUSTED NET EARNINGS ATTRIBUTABLE TO EQUITY HOLDERS

Adjusted net earnings attributable to equity holders of IAMGOLD and adjusted net earnings attributable to equity holders of IAMGOLD per share are non-GAAP performance measures. Management believes that these measures better reflect the Company’s performance for the current period and are a better indication of its expected performance in future periods. Adjusted net earnings attributable to equity holders of IAMGOLD and adjusted net earnings attributable to equity holders of IAMGOLD per share are intended to provide additional information, but are unlikely to be comparable to similar measures presented by other issuers. These measures do not have any standardized meaning prescribed by IFRS and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings attributable to equity holders of IAMGOLD represents net earnings attributable to equity holders excluding certain impacts, net of taxes, such as impairment of goodwill and mining assets, impairment or impairment reversals of investments in associates and marketable securities, write-down of assets, gains or losses on sales of assets and marketable securities, unrealized derivative gains or losses, interest expense that is unrelated to financing working capital, foreign exchange gains or losses, restructuring charges, changes in estimates of asset retirement obligations and ongoing expenditures at closed sites, and the impact of significant changes in tax laws for mining taxes. These measures are not necessarily indicative of net earnings or cash flows as determined under IFRS.

The following table provides a reconciliation of earnings (losses) before income taxes of IAMGOLD as per the consolidated statements of earnings, to adjusted net earnings to equity holders of IAMGOLD.

	Years ended December 31,
($ millions, except where noted)	2013	2012[1]
Earnings (losses) before income taxes	$(869.8)	$564.7

Adjusted items:
Impairment of goodwill and mining assets	888.1	—
Impairments of marketable securities and associates	69.1	24.1
Write-down of assets[2]	126.7	—
Gains on sale of assets	(12.8)	(24.7)
Unrealized derivative losses (gains)	22.3	(16.2)
Interest expense on senior unsecured notes	17.6	11.2
Foreign exchange losses (gains)	4.5	(12.3)
Restructuring charges	1.8	—
Changes in estimates of asset retirement obligations at closed sites and ongoing closed sites expenditures	(7.8)	5.3

	1,109.5	(12.6)

Adjusted earnings before income taxes and non-controlling interests	239.7	552.1
Income taxes	9.2	(193.5)
Tax impact of adjusted items	(99.3)	(6.5)
Non-controlling interests, excluding attributable impairment charges	(12.3)	(36.5)

Adjusted net earnings attributable to equity holders of IAMGOLD	$137.3	$315.6

Basic weighted average number of common shares outstanding (millions)	376.6	376.2

Adjusted net earnings attributable to equity holders of IAMGOLD per share ($/share)	$0.36	$0.84

Effective adjusted tax rate (%)	38%	36%

1	Refer to note 4(b) of the consolidated financial statements.
2	Includes asset write-downs related to joint ventures of $102.8 million for the year ended December 31, 2013.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

TOTAL CASH COSTS

The Company’s MD&A often refers to total cash costs per ounce produced, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess their overall effectiveness and efficiency.

Total cash costs are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of gold and gold product suppliers, including leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is still an accepted measure of reporting cash costs of gold production in North America. Adoption of the standard is voluntary, and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, and realized derivative gains or losses, but are exclusive of depreciation, reclamation, capital, and exploration and evaluation costs. These costs are then divided by the Company’s attributable ounces of gold produced by mine sites in commercial production to arrive at the total cash costs per ounce produced.

The measure, along with revenues, is considered to be one of the key indicators of a company’s ability to generate operating earnings and cash flow from its mining operations.

These total cash costs do not have any standardized meaning prescribed by IFRS and differ from measures determined in accordance with IFRS. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of total cash costs per ounce produced for gold mines to cost of sales, excluding depreciation expense as per the consolidated financial statements.

	Years ended December 31,
($ millions, except where noted)	2013	2012[1]
Cost of sales[2], excluding depreciation expense	$635.3	$622.0
Less: cost of sales for non-gold segments[3], excluding depreciation expense	115.5	123.4

Cost of sales for gold segments, excluding depreciation expense	519.8	498.6
Adjust for:
By-product credit (excluded from cost of sales)	(1.5)	(2.0)
Stock movement	24.7	1.3
Other mining costs	(27.5)	(16.5)
Cost attributed to non-controlling interests[4]	(33.6)	(34.6)

	(37.9)	(51.8)

Total cash costs - owner-operator mines	481.9	446.8
Attributable gold production - owner-operator mines (000s oz)	649	701

Total cash costs - owner-operator mines[5] ($/oz)	$743	$637

Total cash costs - joint venture mines	128.9	146.5
Attributable gold production - joint venture mines (000s oz)	113	129

Total cash costs - joint venture mines[5] ($/oz)	$1,136	$1,134

Total cash costs - gold mines[6]	610.8	593.3
Total attributable gold commercial production[7] (000s oz)	762	830

Total cash costs - gold mines[5] ($/oz)	$801	$715

1	Refer to note 4(b) of the consolidated financial statements.
2	As per note 27 of the Company’s consolidated financial statements.
3	Non-gold segments consist of Niobium, Exploration and evaluation and Corporate.
4	Adjustments for the consolidation of Rosebel (95%) and Essakane (90%) to their attributable portion of cost of sales.
5	Total cash costs per ounce produced may not calculate based on amounts presented in this table due to rounding.
6	Gold mines, as used with total cash costs, consist of Rosebel, Essakane, Mouska, Sadiola and Yatela, on an attributable basis.
7	Total attributable gold commercial production does not include Westwood pre-commercial ounces of 73,000 ounces for the year ended December 31, 2013.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

NET CASH FROM OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL

The Company makes reference to a non-GAAP performance measure for net cash from operating activities before changes in working capital and net cash from operating activities before changes in working capital per share. Working capital can be volatile due to numerous factors including a build-up of inventories. Management believes that, by excluding these items, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.

The following table provides a reconciliation of net cash from operating activities before changes in working capital:

	Years ended December 31,
($ millions, except where noted)	2013	2012[1]
Net cash from operating activities per consolidated financial statements	$246.3	$415.3
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	(10.0)	(3.7)
Inventories and non-current ore stockpiles	51.0	73.1
Accounts payable and accrued liabilities	18.3	(10.3)

Net cash from operating activities before changes in working capital	$305.6	$474.4

Basic weighted average number of common shares outstanding (millions)	376.6	376.2

Net cash from operating activities before changes in working capital per share ($/share)	$0.81	$1.26

1	Refer to note 4(b) of the consolidated financial statements.

ALL-IN SUSTAINING COSTS

Beginning in the second quarter 2013, the Company adopted an all-in sustaining costs (“AISC”) per ounce sold measure. The Company believes that, although relevant, the current total cash costs measure commonly used in the gold industry does not capture the sustaining expenditures incurred in producing gold, and therefore, may not present a complete picture of a company’s operating performance or its ability to generate free cash flow from its current operations. For these reasons, members of the World Gold Council (“WGC”) are working to define an all-in sustaining costs measure that better represents the costs associated with producing gold. The WGC is a non-profit association of the world’s leading gold mining companies, established in 1987 to promote the use of gold. At present the WGC has 23 members, including IAMGOLD Corporation.

The all-in sustaining costs per ounce sold measure better meets the needs of analysts, investors and other stakeholders of the Company in assessing its operating performance and its ability to generate free cash flow. The definition of AISC, on an attributable basis, commences with costs of sales, excluding depreciation expense, and includes sustaining capital expenditures, by-product credits, corporate general and administrative costs, sustaining exploration and evaluation expenses and environmental rehabilitation accretion and depreciation.

This measure seeks to represent the cost of selling gold from current operations, and therefore does not include capital expenditures attributable to development projects or mine expansions, greenfield exploration expenses, income tax payments, working capital defined as current assets less current liabilities (except for inventory adjustments), items needed to normalize earnings, interest costs or dividend payments.

Consequently, this measure is not representative of all of the Company’s cash expenditures and is not indicative of the Company’s overall profitability. The calculation of AISC per ounce sold is based on the Company’s attributable interest in sales from its gold mines. The usage of an attributable interest presentation is a fairer and more accurate way to measure economic performance than using a consolidated basis. The Company reports the AISC per ounce sold measures on an attributable sales basis, compared with the Company’s current total cash costs presentation which is on an attributable production basis.

The Company reports the measure with and without a deduction for by-product credits and reports the measure for its owner-operator mines (includes Rosebel, Essakane and Mouska), gold mines (includes owner-operator mines, Sadiola and Yatela) and in total (includes gold mines and the niobium contribution). The niobium contribution consists of the Niobec mine’s operating margin1 less sustaining capital expenditures. The Company considers the contribution it receives from Niobec when making capital allocation decisions for its gold mines.

AISC measures do not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

1	Refer to page 37.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

	Years ended December 31,
($ millions, attributable, except where noted)	2013	2012
AISC - owner-operator mines
Cost of sales[1], excluding depreciation expense	$485.2	$463.1
Sustaining capital expenditures[1]	218.1	173.0
Write-down of non-current inventories	(9.5)	—
By-product credit, excluded from cost of sales	(1.5)	(2.0)
Corporate general and administrative costs[2]	47.4	55.9
Realized (gains) losses on hedges	(11.0)	1.0
Environmental rehabilitation accretion and depreciation	6.9	4.2

	735.6	695.2

AISC - joint venture mines
Cost of sales for joint ventures, excluding depreciation expense	139.9	160.0
Adjustments to cost of sales[3] - joint venture mines	36.5	24.4

	176.4	184.4

AISC - gold mines	$912.0	$879.6

AISC contribution - niobium
Sustaining capital expenditures - niobium[1]	30.8	63.6
Less: Operating margin, excluding depreciation - niobium	(89.4)	(72.4)

	(58.6)	(8.8)

AISC - total	$853.4	$870.8

Attributable gold sales - owner-operator (000s oz)	627	697
AISC - owner-operator[4] ($/oz)	$1,174	$998
AISC - owner-operator, excluding by-product credit[4] ($/oz)	$1,181	$1,000

Attributable gold sales - gold mines (000s oz)	740	827
AISC - gold mines[4] ($/oz)	$1,232	$1,064
AISC - gold mines, excluding by-product credit[4] ($/oz)	$1,234	$1,067

Attributable gold sales - gold mines (000s oz)	740	827
Impact of niobium contribution[4] ($/oz)	$(79)	$(10)

Attributable gold sales - total (000s oz)	740	827
AISC - total[4] ($/oz)	$1,153	$1,054
AISC - total, excluding by-product credit[4] ($/oz)	$1,155	$1,057

1	Includes Rosebel and Essakane at their attributable amounts of 95% and 90% respectively. Refer to note 36 of the consolidated financial statements for cost of sales at 100% basis and refer to the capital expenditures table of the MD&A on page 11 for 2013 sustaining capital expenditures at 100% basis.
2	Calculated as total general and administrative expense, excluding depreciation expense as per note 28 of the consolidated financial statements.
3	Adjustments to cost of sales consist of sustaining capital expenditures, by-product credit and environmental rehabilitation and depreciation.
4	AISC per ounce sold may not calculate based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

UNIT OPERATING MARGIN PER KILOGRAM OF NIOBIUM FOR THE NIOBEC MINE

The Company’s MD&A refers to operating margin per kilogram of niobium at the Niobec mine, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its non-gold asset, the Niobec mine. The information allows management to assess how well the Niobec mine is performing relative to the plan and to prior periods, as well as to assess the overall effectiveness and efficiency of the operation. The operating margin per kilogram of niobium does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of the operating margin per kilogram of niobium at the Niobec mine to revenues and cost of sales as per the consolidated financial statements.

	Years ended December 31,
($ millions, except where noted)	2013	2012
Revenues from the Niobec mine[1]	$199.6	$190.5
Cost of sales from the Niobec mine, excluding depreciation expense[1]	(110.5)	(117.9)
Other items	0.3	(0.2)

Operating margin	$89.4	$72.4

Sales volume (millions of kg Nb)	4.9	4.7

Operating margin[2] ($/kg Nb)	$18	$15

1	Refer to note 36 of the consolidated financial statements.
2	Operating margin per kilogram sold may not calculate based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013